As filed with the Securities and Exchange Commission on February 8, 1999
                                                 Registration No. 333-__________
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------
                          WEBSTER FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)


            Delaware                            6712                      06-1187536
  (State or other jurisdiction       (Primary Standard Industrial      (I.R.S. Employer
of incorporation or organization)     Classification Code Number)     Identification No.)


                                  Webster Plaza
                          Waterbury, Connecticut 06702
                                 (203) 753-2921
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                 John V. Brennan
                            Executive Vice President,
                      Chief Financial Officer and Treasurer
                          Webster Financial Corporation
                                  Webster Plaza
                          Waterbury, Connecticut 06702
                                 (203) 578-2335
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                            ------------------------
                                   Copies to:

     Stuart G. Stein, Esq.                         David W. Ferguson, Esq.
Margaret Rhinelander Rizzi, Esq.                    Davis Polk & Wardwell
     Hogan & Hartson L.L.P.                          450 Lexington Avenue
  555 Thirteenth Street, N.W.                         New York, NY 10017
     Washington, D.C. 20004                             (212) 450-4370
         (202) 637-8575

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                            ------------------------
                         CALCULATION OF REGISTRATION FEE

------------------------- --------------------- ------------------------- -------------------------- ----------------------
Title of each class of
    securities to be          Amount to be      Proposed maximum offering Proposed maximum aggregate       Amount of
       registered              registered            price per unit             offering price          registration fee
------------------------- --------------------- ------------------------- -------------------------- ----------------------
Common Stock, par value        1,738,082                 $23.84 *                $41,435,874.88*           $11,519.17*
     $.01 per share
------------------------- --------------------- ------------------------- -------------------------- ----------------------

* Estimated pursuant to Rule 457(f)(1) and Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low prices for shares of common stock of Village Bancorp, Inc. as reported on the Nasdaq Stock Market's SmallCap Market and calculated as of February 2, 1999 and the exchange ratio prescribed by the Agreement and Plan of Merger.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

      WEBSTER FINANCIAL CORPORATION               VILLAGE BANCORP, INC.
              WEBSTER PLAZA                        25 PROSPECT STREET
           WATERBURY, CT 06702                    RIDGEFIELD, CT 06877
              -------------                           -------------

               PROSPECTUS                            PROXY STATEMENT


                        1,738,082 SHARES OF COMMON STOCK

                             ----------------------

DEAR VILLAGE BANCORP SHAREHOLDER:

     Village Bancorp, Inc. and Webster Financial Corporation have entered into an agreement and plan of merger, dated as of November 11, 1998, which provides for Village Bancorp to merge into Webster Financial. If the merger takes place, Village Bancorp's common stock will be converted at the choice of the shareholder into either cash, Webster Financial's common stock, or a combination of cash and Webster Financial's common stock. Dissenting shares will be treated differently. The merger agreement limits the amount of cash that can be paid. If you want to receive cash, you must submit the election form sent to you with this proxy statement/prospectus.

     The Village Bancorp board of directors has scheduled a special meeting of shareholders to vote on the merger agreement that will be held on ____________, ___, 1999 at ___:___ __.m., local time, at The Village Bank & Trust Company, 25 Prospect Street, Ridgefield, Connecticut, 06877. The merger will not take place unless Village Bancorp shareholders who own at least two-thirds of Village Bancorp's outstanding stock approve the merger agreement and the other conditions of the merger agreement are satisfied. If these conditions are met, we expect the merger to take place during the second quarter of 1999.

     Webster Financial's common stock is traded on the Nasdaq Stock Market's National Market Tier under the symbol WBST. On November 10, 1998, which was the last trading day before the public announcement of the merger, the closing price for a share of Webster Financial's common stock was $26.50.

     WEBSTER FINANCIAL'S COMMON STOCK HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION, OR THE FEDERAL DEPOSIT INSURANCE CORPORATION, NOR HAS ANY OF THESE INSTITUTIONS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SHARES OF WEBSTER FINANCIAL'S COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR SAVINGS DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

                             ----------------------

This proxy statement/prospectus is being mailed to Village Bancorp shareholders on or about __________ __, 1999.


      The date of this proxy statement/prospectus is __________ __, 1999.

                              VILLAGE BANCORP, INC.
                               25 PROSPECT STREET
                          RIDGEFIELD, CONNECTICUT 06877

                               -------------------
                          NOTICE OF SPECIAL MEETING OF
                           SHAREHOLDERS TO BE HELD ON
                             ____________ ___, 1999

                              ---------------------

     A special meeting of shareholders of Village Bancorp, Inc. will be held on ____________ ___, 1999, at ____ __.m. at The Village Bank & Trust Company, 25
Prospect Street, Ridgefield, Connecticut, 06877 for the following purposes:

          1. To consider and vote on a proposal to approve and adopt the agreement and plan of merger, dated as of November 11, 1998, between Webster Financial Corporation and Village Bancorp, the merger of Village Bancorp into Webster Financial and the other transactions contemplated by the merger agreement, as described in the attached proxy statement/prospectus.

          2. To transact any other business that properly comes before the shareholder meeting, or any adjournments or postponements of the meeting, including, without limitation, a motion to adjourn the shareholder meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the merger agreement and the merger or otherwise.

     You are entitled to notice and to vote at the shareholder meeting or any adjournments or postponements of the meeting only if you were a holder of record of Village Bancorp's common stock at the close of business on ________ ____, 1999. If you held Village Bancorp's common stock on that day, you are entitled to dissent from the merger under Sections 33-855 to 33-872 of the Connecticut General Statutes. A copy of these sections is attached to the proxy statement/prospectus.

     VILLAGE BANCORP'S BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF VILLAGE BANCORP'S SHAREHOLDERS, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER, AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE TO APPROVE THE MERGER AGREEMENT. The affirmative vote of two-thirds of the shares of Village Bancorp's common stock outstanding on _______ __, 1999 is required to approve the merger agreement.

     The required vote of Village Bancorp's shareholders is based on the total number of outstanding shares of Village Bancorp's common stock and not on the number of shares which are actually voted. IF YOU DO NOT SUBMIT A PROXY CARD OR VOTE IN PERSON AT THE SHAREHOLDER MEETING, OR IF YOU ABSTAIN FROM VOTING, YOU EFFECTIVELY ARE VOTING AGAINST THE MERGER AGREEMENT AND THE MERGER.

     IT IS VERY IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE SHAREHOLDER MEETING. WHETHER OR NOT YOU PLAN TO ATTEND THE SHAREHOLDER MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT AS SOON AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID ENVELOPE. A shareholder who executes a proxy may revoke it at any time before it is exercised by giving written notice to the Secretary of Village Bancorp's board of directors, by subsequently filing another proxy or by attending the shareholder meeting and voting in person.

                                           By order of the Board of Directors


                                           ROBERT V. MACKLIN
                                           President and Chief Executive Officer

Ridgefield, Connecticut
____________ ___, 1999


YOUR VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD.

                                TABLE OF CONTENTS

                                        PAGE                                   PAGE
                                        ----                                   ----

QUESTIONS AND ANSWERS ABOUT THE MERGER...         Certificate of Incorporation and
                                                      Bylaw Provisions................
SUMMARY  ................................         Applicable Law......................

RECENT DEVELOPMENT ......................

SHAREHOLDER MEETING......................    WHERE YOU CAN FIND MORE
     Matters to be Considered at the              INFORMATION.........................
         Shareholder Meeting.............
     Record Date and Voting..............    INCORPORATION OF DOCUMENTS
     Required Vote; Revocability of               BY REFERENCE........................
         Proxies.........................
     Solicitation of Proxies.............    ADJOURNMENT OF SHAREHOLDER
                                                  MEETING.............................
THE MERGER...............................
     The Parties.........................    SHAREHOLDER PROPOSALS....................
     Background of the Merger............
     Recommendation of the Village           OTHER MATTERS............................
         Bancorp Board of Directors and
         Reasons for the Merger..........    EXPERTS..................................
     Purpose and Effects of the Merger...
     Structure...........................    LEGAL MATTERS............................
     Exchange Ratio......................
     Election Form and Exchange of Shares    Appendix A
     Options.............................         Opinion of Morgan Lewis
     Regulatory Approvals................         Githens & Ahn, Inc..................A-1
     Conditions to the Merger............
     Conduct of Business Pending             Appendix B
         the Merger......................         Sections 33-855 to 33-872 of the
     Third Party Proposals...............           Connecticut General Statutes......B-1
     Expenses; Breakup Fee...............
     Opinion of Village Bancorp's                 No person is authorized to give any
         Financial Advisor...............    information     or    to    make     any
     Representations and Warranties......    representation  not  contained  in  this
     Termination and Amendment of            proxy  statement/  prospectus,  and,  if
         the Merger Agreement............    given  or  made,  that   information  or
     Federal Income Tax Consequences.....    representation should not be relied upon
     Accounting Treatment................    as having  been  authorized.  This proxy
     Resales of Webster Financial's          statement/prospectus does not constitute
         Common Stock Received in the        an offer to sell, or a  solicitation  of
         Merger..........................    an offer  to  purchase,  any of  Webster
     Dissenters' Appraisal Rights........    Financial's common stock offered by this
     Arrangements with and Payments to       proxy  statement/  prospectus,   or  the
         Village Bancorp Directors,          solicitation   of  a   proxy,   in   any
         Executive Officers and Employees    jurisdiction  in which it is unlawful to
     Indemnification.....................    make that kind of offer or solicitation.
     Option Agreement....................    Neither  the   delivery  of  this  proxy
                                             statement/prospectus       nor       any
SELECTED DATA............................    distribution   of  Webster   Financial's
                                             common  stock  offered  pursuant to this
MARKET PRICES AND DIVIDENDS..............    proxy statement/prospectus  shall, under
     Webster Financial's Common Stock....    any circumstances, create an implication
     Village Bancorp's Common Stock......    that  there  has been no  change  in the
                                             affairs  of  Village  Bancorp or Webster
DESCRIPTION OF WEBSTER FINANCIAL'S           Financial  or the  information  in  this
     CAPITAL STOCK AND COMPARISON            document  or the  documents  or  reports
     OF SHAREHOLDER RIGHTS...............    incorporated   by  reference  into  this
     Webster Financial's Common Stock....    document  since  the date of this  proxy
     Webster Financial's Preferred Stock.    statement/prospectus.
     Senior Notes........................
     Capital Securities..................

                     QUESTIONS AND ANSWERS ABOUT THE MERGER




Q: WHY IS VILLAGE BANCORP PROPOSING TO MERGE WITH WEBSTER FINANCIAL? HOW WILL I BENEFIT?

A: In our opinion, the business potential for the combination of Webster Financial and Village Bancorp exceeds what Village Bancorp could accomplish individually. We expect that the merger will enhance shareholder value for all shareholders.

Q:   WHAT DO I NEED TO DO NOW?

A: Just indicate on your proxy card how you want to vote, and sign, date and return it as soon as possible. If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be voted in favor of the merger agreement. If you do not return your proxy card or vote in person at the shareholder meeting, or if you abstain from voting, you effectively are voting against the merger agreement. You can choose to attend the shareholder meeting and vote your shares in person instead of completing and returning your proxy card. If you do complete and return a proxy card, you may change your vote at any time up to and including the time of the vote on the day of the shareholder meeting by following the directions on page ___.

     Please note that the proxy card is different from the election form which allows you to choose to receive cash in the merger. To vote on the merger agreement, you need to follow the instructions above.

Q: IF MY SHARES ARE HELD IN STREET NAME BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will vote your shares only if you provide instructions to your broker on how you want your shares voted.

Q:   SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: If you want to receive cash for some or all of your Village Bancorp shares, you should complete an election form and send your Village Bancorp stock certificates to Webster Financial's exchange agent. If you do not submit an election form, after the merger takes place, you will receive instructions on how to exchange your Village Bancorp certificates for Webster Financial certificates.

Q:   WHAT WILL VILLAGE BANCORP SHAREHOLDERS RECEIVE IN THE MERGER?

A: If the merger takes place, each share of Village Bancorp common stock will be converted at the choice of the shareholder into either $23.50 in cash, $23.50 worth of Webster Financial's common stock based on a 15 day average closing market price of Webster Financial's common stock, or a combination of cash and Webster Financial's common stock. Dissenting shares will be treated differently. If the 15 day average of Webster Financial's common stock is greater than $27.50, shares of Village Bancorp's common stock will be converted into .8545 of a share of Webster Financial's common stock. If the 15 day average is less than $19.50, shares of Village Bancorp's common stock will be converted into 1.2051 shares of Webster Financial's common stock. Furthermore, if the 15 day average is less than $17.55, Village Bancorp can terminate the merger agreement unless Webster decides to increase the exchange ratio so that Village Bancorp's shareholders will receive $21.15 worth of Webster Financial's common stock based on the 15 day average. Webster Financial will pay cash instead of issuing fractional shares. For information about the limit on the amount of cash that can be paid in the merger, see page ____.

     An election form was sent to you. If you want to receive cash in the merger in exchange for some or all of the Village

     Bancorp shares that you own, you must follow the instructions in the form and submit a properly completed election form. If you do not submit a properly completed election form, you effectively are choosing to receive only Webster Financial's common stock in the merger unless you dissent from the merger. See pages ____ for more information about completing the election form.

Q:   IF I WANT TO RECEIVE CASH IN THE MERGER, WILL I DEFINITELY RECEIVE CASH?

A: The amount of cash that can be paid is limited. Even if you choose to receive cash for some or all of your shares of Village Bancorp common stock, it is possible that you will receive either cash and shares of Webster Financial's common stock or just Webster Financial's common stock in exchange for your Village Bancorp shares because of this limitation.

Q:   WHAT HAPPENS TO MY FUTURE DIVIDENDS?

A: Before the merger takes place, Village Bancorp expects to continue to pay regular quarterly cash dividends on its common stock, which currently are $0.09 per share. After the merger, any dividends will be based on what Webster Financial pays. Webster Financial presently pays dividends at a quarterly dividend rate of $0.11 per share. An exchange ratio of ___ would mean an equivalent dividend of $___ per share for Village Bancorp's common stock.

Q:   WHO CAN HELP ANSWER MY QUESTIONS?

A: If you have more questions about the merger you should call or write to Robert V. Macklin, President and Chief Executive Officer, Village Bancorp, Inc., 25 Prospect Street, P. O. Box 366, Ridgefield, Connecticut 06877, telephone (203) 438-9551. A copy of the merger agreement including each of its exhibits and the other documents described in this proxy statement/prospectus will be provided to you promptly without charge if you call or write to James M. Sitro, Vice President, Investor Relations of Webster Financial Corporation, Webster Plaza, Waterbury, Connecticut 06702, telephone (203) 578-2399.

                                     SUMMARY

     The following is a brief summary of some of the information located elsewhere in this proxy statement/prospectus. BEFORE YOU VOTE, YOU SHOULD GIVE CAREFUL CONSIDERATION TO ALL OF THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS DOCUMENT.


THE PARTIES (PAGE ___)

WEBSTER FINANCIAL CORPORATION
Webster Plaza
Waterbury, Connecticut 06702
(203) 753-2921

Webster Financial is a Delaware corporation and the holding company of Webster Bank, Webster Financial's federal savings bank subsidiary. Both Webster Financial and Webster Bank are headquartered in Waterbury, Connecticut. Deposits at Webster Bank are insured by the Federal Deposit Insurance Corporation. At September 30, 1998, Webster Financial had total consolidated assets of $9.2 billion, total deposits of $5.6 billion, and shareholders' equity of $565.9 million, or 6.2% of total assets.

VILLAGE BANCORP, INC.
25 Prospect Street
Ridgefield, Connecticut  06877
(203) 438-9551

Village Bancorp is a Connecticut corporation and the holding company of The Village Bank & Trust Company, a Connecticut-chartered commercial bank which is wholly owned by Village. Both Village Bancorp and Village Bank are headquartered in Ridgefield, Connecticut. Deposits at Village Bank are insured by the Federal Deposit Insurance Corporation. At September 30, 1998, Village Bancorp had total consolidated assets of $230.2 million, total deposits of $210.8 million, and shareholders' equity of $17.2 million, or 7.48% of total assets.

THE SHAREHOLDER MEETING
(PAGE ___)

A special meeting of Village Bancorp shareholders will be held on ____________ ___, 1999, at ____ __.m. at The Village Bank & Trust Company, 25 Prospect Street, Ridgefield, Connecticut, 06877 for the following purposes:

o to vote on the merger agreement, the merger and the other transactions contemplated by the merger agreement; and

o to address any other matters that properly come before the shareholder meeting, or any adjournments or postponements of the meeting, including a motion to adjourn the shareholder meeting to another time and/or place to solicit additional proxies in favor of the merger agreement and the merger or otherwise.

THE RECOMMENDATION OF THE VILLAGE BANCORP BOARD TO SHAREHOLDERS (PAGE ___)

The Village Bancorp board of directors unanimously approved the merger agreement and the merger and unanimously recommends that you vote FOR approval of these matters.

RECORD DATE; VOTING POWER
(PAGE ___)

You are entitled to vote at the shareholder meeting if you owned shares of Village Bancorp's common stock on ____________ ___, 1999. You will have one vote for each share of Village Bancorp's common stock that you owned on that date.

VOTE REQUIRED (PAGE ___)

The affirmative vote of the holders of two-thirds of the issued and outstanding shares of Village Bancorp's common stock entitled to vote at the shareholder meeting is required to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement. Please remember that the vote required to approve the merger agreement is based on the total number of outstanding shares, and not on the number of shares which are actually voted.

SHARE OWNERSHIP AND INTERESTS OF VILLAGE BANCORP'S MANAGEMENT AND THEIR AFFILIATES (PAGE ___)

At the close of business on __, 1999, excluding all options to purchase Village Bancorp's common stock, the directors and executive officers of Village Bancorp and their affiliates owned a total of _____ shares of Village

Bancorp's common stock, which was approximately ___% of the outstanding shares of Village Bancorp's common stock on that date. The directors and executive officers have agreed to vote their shares in favor of the merger agreement.

You should note that Village Bancorp's directors and executive officers have interests in the merger as directors and/or employees that are different from, or in addition to, yours as a Village Bancorp shareholder. These interests are described at page _____.

REGULATORY APPROVALS (PAGE ___)

For the merger to take place, we need to receive the regulatory approvals of the Office of Thrift Supervision and the Connecticut Commissioner of Banking. We also need to receive the approval or waiver of the Board of Governors of the Federal Reserve System. We will file applications with these regulators soon.

DISSENTERS' RIGHTS (PAGE ___)

Under Connecticut law, you are entitled to dissenters' rights of appraisal in connection with the merger. If you want to exercise dissenters' rights, you must follow carefully the procedures described at pages ____ to ____ of this document and Appendix B.

FEDERAL INCOME TAX CONSEQUENCES (PAGE ___)

In general, you will not recognize gain or loss for federal income tax purposes as a result of the merger, except if you receive cash.

TAX MATTERS ARE VERY COMPLICATED. YOU SHOULD CONSULT YOUR TAX ADVISOR FOR A FULL EXPLANATION OF THE TAX CONSEQUENCES OF THE MERGER TO YOU.

FAIRNESS OPINION OF VILLAGE BANCORP'S FINANCIAL ADVISOR (PAGE ___)

In deciding to approve the merger, Village Bancorp's board of directors considered an opinion of Morgan Lewis Githens & Ahn, Inc., Village Bancorp's financial advisor. The opinion concluded that the proposed consideration to be received by the holders of Village Bancorp's common stock in the merger is fair to the shareholders from a financial point of view. An update of this opinion is attached as Appendix A to this document. WE ENCOURAGE YOU TO READ THIS OPINION CAREFULLY.

TERMINATION OF THE MERGER AGREEMENT (PAGE ___)

The merger agreement specifies a number of situations when the agreement may be terminated by Webster Financial or Village Bancorp, which are described on page __ of this document. One of the instances when Village Bancorp can terminate the merger agreement is if the 15 day average closing market price that will be used to determine the exchange ratio is less than $17.55, unless Webster decides to increase the exchange ratio so that Village Bancorp's shareholders will receive $21.15 worth of Webster Financial's common stock based on the 15 day average.

OPTION AGREEMENT (PAGE ___)

Village Bancorp and Webster Financial entered into an option agreement in connection with the merger agreement. Village Bancorp granted Webster Financial an option to purchase 19.9% of Village Bancorp's common stock. If specific events occur, which are described in the option agreement Webster can exercise this option. The option agreement is intended to discourage other parties from making alternative acquisition-related proposals, even if a proposal of that kind is for a higher price per share for Village Bancorp's common stock than the price per share to be paid under the merger agreement.

ACCOUNTING TREATMENT (PAGE ___)

The merger will be accounted for as a purchase transaction for accounting and financial reporting purposes.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE (PAGE ___)

We have made forward-looking statements in this document, and in documents that we incorporate by reference. These kinds of statements are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of Webster Financial, Village Bancorp, Webster Bank, Village Bank, the surviving corporation or the surviving bank. When we use words like believes, expects, anticipates or similar expressions, we are making forward-looking statements.

You should note that many factors, some of which are discussed elsewhere in this document and in the documents that we incorporate by reference, could affect the future financial results of Webster Financial, Village Bancorp, Webster Bank, Village Bank, the surviving corporation or the surviving bank and could cause those results to differ materially from those expressed in our forward-looking statements. These factors include the following:

o    the effect of economic conditions;
o inability to realize expected cost savings in connection with business combinations and other acquisitions;
o higher than expected costs related to integration of combined or merged businesses;
o    deposit attrition;
o    adverse changes in interest rates;
o change in any applicable law, rule, regulation or practice with respect to tax or accounting issues or otherwise; and
o    adverse changes or conditions in capital or financial markets.

MARKET PRICES OF COMMON STOCK

     Webster Financial's common stock is traded on the Nasdaq Stock Market's National Market Tier under the trading symbol WBST. Village Bancorp's common stock is traded on the Nasdaq Stock Market's SmallCap Market under the trading symbol VBNK. The table below presents the per share closing prices of Webster Financial's common stock and Village Bancorp's common stock on the Nasdaq stock markets noted above as of the dates specified and the pro forma equivalent market value of Webster Financial's common stock to be issued for Village Bancorp's common stock in the merger. November 10, 1998 was the last trading date prior to announcement of the merger agreement. Village Bancorp's pro forma equivalent market value was determined by multiplying the respective closing prices of Webster Financial's common stock by the exchange ratio calculated based on the average of the daily closing prices per share of Webster Financial's common stock for the 15 consecutive trading days on which shares of Webster Financial's common stock were actually traded prior to ________ __, 1999, which is the most recent practicable date prior to the date of this proxy statement/prospectus. For more information about the exchange ratio, see "THE MERGER -- Exchange Ratio," and for more information about the stock prices and dividends of Webster Financial and Village Bancorp, see "MARKET PRICES AND DIVIDENDS."

                                                                                                  Village Bancorp's
                                                       Last Reported Sale Price                      Common Stock
                                                       ------------------------                        Pro Forma
Date                                        Webster Financial's     Village Bancorp's             Equivalent Market
                                                Common Stock           Common Stock                     Value
                                                ------------           ------------                     -----
November 10, 1998.......................            $26.50                 $21.00                        $*
_________ __, 1999......................              *                      *                            *

----------
     *    To be calculated subsequently

     Village Bancorp's shareholders are advised to obtain current market quotations for Webster Financial's common stock. It is expected that the market price of Webster Financial's common stock will fluctuate between the date of this proxy statement/prospectus and the date on which the merger takes place. No assurance can be given as to the market price of Webster Financial's common stock at the time of the merger.

COMPARATIVE PER SHARE DATA

     The table below presents comparative selected historical per share data of Webster Financial and Village Bancorp, pro forma combined per share data for Webster Financial and Village Bancorp and equivalent pro forma per share data of Village Bancorp. The financial data is based on, and should be read in conjunction with, the historical consolidated financial statements and the notes to those financial statements of Webster Financial and Village Bancorp. All financial data presented for Webster Financial prior to December 31, 1997 has been restated to reflect the financial results of Webster Financial and Eagle Financial Corp., which was acquired by Webster Financial in April 1998. All per share data of Webster Financial, Village Bancorp and pro forma are presented on a diluted basis and have been adjusted retroactively to give effect to stock dividends. The pro forma data is not necessarily indicative of results which will be obtained on a combined basis. Village Bancorp equivalent pro forma per share amounts are calculated by multiplying the pro forma combined amounts by the exchange ratio calculated based on the average daily closing prices per share of Webster Financial's common stock for the 15 consecutive trading days on which shares of Webster Financial's common stock were actually traded prior to _______ __, 1999, which is the most recent practicable date prior to the date of this proxy statement/prospectus. See "THE MERGER -- Exchange Ratio."

                                                    At or for the Nine
                                                       Months Ended                At or for the Year
                                                    September 30, 1998         Ended December 31, 1997
                                                    ------------------         -----------------------
Net Income per diluted Common Share:
  Webster Financial -- historical                            $    1.27                 $    1.07
  Village Bancorp -- historical                                   0.81                      0.61
  Pro Forma Combined                                              1.25                      1.05
  Village Bancorp
     Equivalent Pro Forma                                            *                         *

Cash Dividends per Common Share:
   Webster Financial-- historical                                 0.32                      0.40
   Village Bancorp-- historical                                   0.27                      0.36
   Pro Forma Combined                                             0.32                      0.40
   Village Bancorp
     Equivalent Pro Forma                                            *                         *

Book Value per Common Share:
   Webster Financial-- historical                                14.91                     13.78
   Village Bancorp -- historical                                  8.88                      8.32
   Pro Forma Combined                                            14.62                     13.50
   Village Bancorp
    Equivalent Pro Forma                                             *                         *

----------
*    To be calculated subsequently

          For more detailed information about the matters discussed in this summary, you should review the table of contents of this document, which you can find at page ___.


                               RECENT DEVELOPMENT

     On January 21, 1999, Webster Financial reported a 27% increase in net operating income to $24.5 million, or $0.64 per diluted share, for the fourth quarter ended December 31, 1998, compared to $19.3 million, or $0.50 per diluted share, for the fourth quarter ended December 31, 1997. Net income for the fourth quarter, which included a net non-recurring $3.2 million income tax charge, was $21.3 million, compared to $19.3 million for the same period in 1997.

     For the full year 1998, Webster Financial reported a 35% increase in net operating income to a record $86.9 million, or $2.25 per diluted share, compared to $64.5 million, or $1.68 per diluted share, for the previous year. Net income for 1998, including acquisition related expenses and non-recurring tax items, was $70.5 million, or $1.83 per diluted share, compared to net income for 1997 of $41.1 million, or $1.07 per diluted share, including non-recurring items. Non-recurring items for 1998 consisted of $18.9 million of acquisition related expenses and provisions and the non-recurring income tax charge of $3.2 million. Non-recurring items for 1997 consisted of $39.7 million of acquisition related expenses and provisions.

                               SHAREHOLDER MEETING


MATTERS TO BE CONSIDERED AT THE SHAREHOLDER MEETING

     This proxy statement/prospectus is first being mailed to the holders of Village Bancorp's common stock on or about ____________ ___, 1999. It is accompanied by a proxy card furnished in connection with the solicitation of proxies by the Village Bancorp board of directors for use at the special meeting of Village Bancorp's shareholders and an election form that permits you to indicate that you would like to receive cash in the merger. The shareholder meeting is scheduled to be held on __________ ___, 1999, at ___ _.m., at The Village Bank & Trust Company, 25 Prospect Street, Ridgefield, Connecticut, 06877. At the shareholder meeting, the holders of Village Bancorp's common stock will consider and vote upon: (i) the proposal to approve and adopt the merger agreement, the merger and the other transactions contemplated by the merger agreement, and (ii) any other business that properly comes before the shareholder meeting, or any adjournments or postponements of the meeting, including, without limitation, a motion to adjourn the shareholder meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the merger agreement and the merger or otherwise.

RECORD DATE AND VOTING

     The Village Bancorp board of directors has fixed the close of business on ____________ ___, 1999 as the record date for determining the Village Bancorp shareholders entitled to receive notice of and to vote at the shareholder meeting. Only holders of record of Village Bancorp's common stock at the close of business on that day will be entitled to vote at the shareholder meeting or at any adjournment or postponement of the meeting. At the close of business on ____________ ___, 1999, there were _______________ shares of Village Bancorp's common stock outstanding that are entitled to vote at the shareholder meeting, held by approximately ______ shareholders of record. Village Bancorp is not authorized to issue preferred stock.

     Each holder of Village Bancorp's common stock on the record date will be entitled to one vote for each share held of record upon each matter properly submitted at the shareholder meeting or at any adjournment or postponement of the meeting. The presence, in person or by proxy, of the holders of a majority of Village Bancorp's common stock entitled to vote at the shareholder meeting is necessary to constitute a quorum. Abstentions and broker non-votes will be included in the calculation of the number of shares represented at the shareholder meeting in order to determine whether a quorum has been achieved. Since approval of the merger agreement requires the affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of Village Bancorp's common stock entitled to be voted at the shareholder meeting, abstentions and broker non-votes will have the same effect as a vote against the merger agreement.

     If a quorum is not obtained, or if fewer shares of Village Bancorp's common stock are voted in favor of the proposal for approval of the merger agreement than the number required for approval, it is expected that the shareholder meeting will be adjourned to allow additional time for obtaining additional proxies. In that event, proxies will be voted to approve an adjournment, except for proxies as to which instructions have been given to vote against the merger agreement. The holders of a majority of the shares present at the shareholder meeting would be required to approve any adjournment of the shareholder meeting.

     If your proxy card is properly executed and received by Village Bancorp in time to be voted at the shareholder meeting, the shares represented by the proxy card will be voted in accordance with the instructions marked on the proxy card. EXECUTED PROXIES WITH NO INSTRUCTIONS INDICATED ON THE PROXY CARD WILL BE VOTED FOR THE PROPOSAL TO APPROVE THE MERGER AGREEMENT.

     The Village Bancorp board of directors is not aware of any matters other than the proposal to approve the merger agreement and the merger or a proposal to adjourn or postpone the shareholder meeting as necessary that may properly come before the shareholder meeting. If any other matters properly come before the shareholder meeting, the persons named in the accompanying proxy will vote the shares represented by all properly executed proxies on those matters as determined by a majority of the Village Bancorp board of directors.

     The proxy card is different from the election form used to elect to receive cash in the merger. To vote on the merger agreement, you need to properly complete the proxy card or attend the shareholder meeting and vote in person. For information about the election form, see "THE MERGER -- Election Form and Exchange of Shares."

     YOU SHOULD NOT FORWARD ANY STOCK CERTIFICATES WITH YOUR PROXY CARD. IF YOU COMPLETE AN ELECTION FORM, YOU SHOULD FORWARD YOUR VILLAGE BANCORP STOCK CERTIFICATES TO THE EXCHANGE AGENT. IF YOU DO NOT COMPLETE AN ELECTION FORM, IF THE MERGER TAKES PLACE, VILLAGE BANCORP STOCK CERTIFICATES SHOULD BE DELIVERED IN ACCORDANCE WITH INSTRUCTIONS THAT WILL BE SENT TO YOU BY WEBSTER FINANCIAL'S EXCHANGE AGENT PROMPTLY AFTER THE EFFECTIVE TIME OF THE MERGER.


REQUIRED VOTE; REVOCABILITY OF PROXIES

     The affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of Village Bancorp's common stock entitled to be voted at the shareholder meeting is required in order to approve and adopt the merger agreement, the merger of Village Bancorp and Webster Financial and the other transactions contemplated by the merger agreement.

     THE REQUIRED VOTE OF VILLAGE BANCORP'S SHAREHOLDERS IS BASED ON THE TOTAL NUMBER OF OUTSTANDING SHARES OF VILLAGE BANCORP'S COMMON STOCK AND NOT ON THE NUMBER OF SHARES WHICH ARE ACTUALLY VOTED. IF YOU DO NOT SUBMIT A PROXY CARD OR VOTE IN PERSON AT THE SHAREHOLDER MEETING, OR IF YOU ABSTAIN FROM VOTING, YOU EFFECTIVELY ARE VOTING AGAINST THE MERGER AGREEMENT AND THE MERGER.

     All of the directors and executive officers of Village Bancorp beneficially owned as of __________ __, 1999, excluding all options to purchase shares of Village Bancorp common stock, a total of _______________ shares of Village Bancorp's common stock, which was approximately ___% of the outstanding shares of Village Bancorp's common stock on that date. All of the directors and executive officers of Village Bancorp have entered into a stockholder agreement with Webster Financial, in which they each agreed, among other things, to transfer restrictions and to vote all shares of Village Bancorp's common stock that they have the right to vote, whether owned as of the date of the stockholder agreement or acquired after that date, in favor of the merger agreement, the merger and the other transactions contemplated by the merger agreement and against any third party merger proposal. No separate consideration was paid to any of the directors or executive officers for entering into the stockholder agreement. Webster Financial required that the stockholder agreement be executed as a condition to Webster Financial entering into the merger agreement.

     If you submit a proxy card, attending the shareholder meeting will not automatically revoke your proxy. However, you may revoke a proxy at any time before it is voted by (i) delivering to Enrico J. Addessi, Secretary of the board of directors of Village Bancorp, Inc., 25 Prospect Street, P. O. Box 366, Ridgefield, Connecticut 06877, a written notice of revocation before the shareholder meeting, (ii) delivering to Village Bancorp a duly executed proxy bearing a later date before the shareholder meeting, or (iii) attending the shareholder meeting and voting in person.

     Village Bancorp and Webster Financial are not obligated to complete the merger unless, among other things, the merger agreement and the merger are approved by the affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of Village Bancorp's common stock entitled to vote. For a description of the conditions to the merger, see "The Merger -- Conditions to the Merger."


SOLICITATION OF PROXIES

     In addition to solicitation by mail, directors, officers and employees of Village Bancorp may solicit proxies for the shareholder meeting from shareholders personally or by telephone or telegram without receiving additional compensation for these activities. The cost of soliciting proxies will be paid by Village Bancorp. In addition, Village Bancorp has retained D.F. King & Co., Inc., a proxy solicitation firm, to assist in proxy solicitation for the shareholder meeting. The fee to be paid to that firm is $5,000, plus reasonable out-of-pocket expenses. The fee will be paid by Webster Financial. Village Bancorp also will make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals and will reimburse those parties for their expenses in doing so.


                                   THE MERGER

     The information in this Section is qualified in its entirety by reference to the full text of the merger agreement including each of its exhibits, the option agreement and the stockholder agreement, all of which are incorporated by reference into this document and the material features of which are described in this proxy statement/prospectus. A copy of the merger agreement including each of its exhibits and the other documents described in this proxy statement/prospectus will be provided to you promptly without charge if you call or write to James M. Sitro, Vice President, Investor Relations of Webster Financial Corporation, Webster Plaza, Waterbury, Connecticut 06702, telephone
(203) 578-2399.


THE PARTIES

     Webster Financial and Village Bancorp have entered into the merger agreement. Under the merger agreement, Webster Financial will acquire Village Bancorp through the merger of Village Bancorp into Webster Financial. The merger agreement also provides for The Village Bank & Trust Company, which is a wholly owned subsidiary of Village Bancorp, to merge into Webster Bank, a wholly owned subsidiary of Webster Financial.

     WEBSTER FINANCIAL. Webster Financial is a Delaware corporation and the holding company of Webster Bank, Webster Financial's federal savings bank subsidiary. Both Webster Financial and Webster Bank are headquartered in Waterbury, Connecticut. Webster Financial can be found on the Internet at http://websterbank.com. Deposits at Webster Bank are insured by the Federal Deposit Insurance Corporation. Through Webster Bank, Webster Financial currently serves customers from over 100 banking offices, three commercial banking centers and more than 174 ATMs located in Hartford, New Haven, Fairfield, Litchfield and Middlesex Counties in Connecticut, in addition to telephone banking, video banking and PC banking. Webster Financial's mission is to help individuals, families and businesses achieve their financial goals. Webster Financial emphasizes five business lines -- consumer banking, business banking, mortgage banking, trust and investment services and insurance services -- each supported by centralized administration and operations. Through a number of recent acquisitions of other financial service firms, including banks and thrifts, a trust company and an insurance firm, Webster Financial has established a leading position in the banking and trust and investment services market in Connecticut.

     On November 4, 1998, Webster Financial announced that it had signed a definitive merger agreement to acquire Maritime Bank & Trust Company. At September 30, 1998, Maritime had total consolidated assets of $103.7 million, total deposits of $91.2 million, and stockholders' equity of $7.1 million, or 6.8% of total assets. The Maritime transaction will be accounted for as a purchase.

     At September 30, 1998, Webster Financial had total consolidated assets of $9.2 billion, total deposits of $5.6 billion, and shareholders' equity of $565.9 million or 6.2% of total assets. Webster Financial's consolidated financial statements as of September 30, 1998 include Eagle Financial Corp., which was acquired by Webster Financial on April 15, 1998. At September 30, 1998, Webster Financial had loans receivable, net of $4.9 billion, which included $3.8 billion in residential mortgage loans, $386.1 million in commercial real estate loans, $314.9 million in commercial and industrial loans and $494.5 million in consumer loans, consisting primarily of home equity loans. At September 30, 1998, nonaccrual loans and other real estate owned were $35.7 million. At that date, Webster Financial's allowance for loan losses was $57.0 million, or 192.7% of nonaccrual loans, and its total allowance for loan and other real estate owned losses was $57.3 million, or 160.4% of nonaccrual loans and other real estate owned. For additional information about Webster Financial that is incorporated by reference into this document, see "WHERE YOU CAN FIND MORE INFORMATION."

     Webster Financial, as a savings and loan holding company, is regulated by the Office of Thrift Supervision. Webster Bank, as a federal savings bank, also is regulated by the Office of Thrift Supervision and to some extent by the Federal Deposit Insurance Corporation.

     VILLAGE BANCORP. Village Bancorp is a Connecticut corporation and the holding company of Village Bank, a Connecticut-chartered commercial bank which is wholly owned by Village Bancorp. Both Village Bancorp and Village Bank are headquartered in Ridgefield, Connecticut. Deposits at Village Bank are insured by the Federal Deposit Insurance Corporation. Village Bancorp is engaged principally in the business of attracting deposits from the general public and investing those deposits in residential and real estate loans, and in consumer and small business loans. Village Bancorp currently serves customers from six banking offices located in the communities of Ridgefield, Danbury, Wilton, Westport and New Milford, Connecticut.

     At September 30, 1998, Village Bancorp had total consolidated assets of $230.2 million, total deposits of $210.8 million, and shareholders' equity of $17.2 million, or 7.48% of total assets. At September 30, 1998, Village Bancorp had loans receivable, net, of $148.9 million, which included $105.0 million in residential mortgage loans, $11.2 million in commercial real estate loans, $18.6 million in commercial loans and $15.4 million in home equity credit lines and consumer installment loans. At September 30, 1998, nonperforming loans were $1.1 million. At that date, Village Bancorp's allowance for loan losses was $1.2 million, or 104.2% of nonperforming loans. For additional information about Village Bancorp that is incorporated by reference into this document, see "WHERE YOU CAN FIND MORE INFORMATION."

     Village Bancorp, as a bank holding company, is regulated by the Board of Governors of the Federal Reserve System. Village Bank, as a Connecticut-chartered commercial bank, is regulated by the Connecticut Commissioner of Banking and by the Federal Deposit Insurance Corporation.


BACKGROUND OF THE MERGER

     The Village Bancorp board of directors and Village Bancorp's management have focused on enhancing shareholder value over time since the formation of Village Bancorp as the publicly owned holding company of Village Bank in 1983. The Village Bancorp board and Village Bancorp's management have periodically reviewed Village Bancorp's business objectives, strategic alternatives, short- and long-term profit outlook and return on equity, as well as the liquidity and market value of Village Bancorp's common stock. The Village Bancorp board retained Morgan Lewis Githens & Ahn,

Inc., referred to in this section as Morgan Lewis, a nationally recognized investment banking firm familiar with Village Bancorp and comparable companies, to explore strategic alternatives. With the assistance of Morgan Lewis, the Village Bancorp board considered a number of strategic alternatives available to Village Bancorp to enhance shareholder value in light of the entry of larger, regional banks and other non-banking competition into the markets serviced by Village Bank and the deposit and product competition from these kinds of entities.

     During the summer of 1998, the Village Bancorp board and Village Bancorp's management met with Morgan Lewis and reviewed Village Bancorp's business, operations and prospects. Morgan Lewis discussed a number of strategic alternatives available to Village Bancorp, including the possibility of a business combination with a community bank similar to Village Bancorp or with a larger banking institution that was more diversified as to geographic regions served and product offerings. The Village Bancorp board authorized Morgan Lewis to contact potential acquirors.

     Morgan Lewis compiled a package of relevant materials about Village Bancorp and distributed the package to potential acquirors identified by Village Bancorp and Morgan Lewis. Village Bancorp asked four parties who responded to perform due diligence before submitting final proposals. Upon completion of the due diligence, including meetings between the senior management of Village Bancorp and the senior management of each of the four potential acquirors, three of the parties submitted final proposals.

     Following a detailed evaluation of each of these proposals, including a further review of strategic alternatives available to Village Bancorp and a review of the Village Bancorp board's fiduciary responsibilities and legal obligations with Village Bancorp's legal counsel and Morgan Lewis, the Village Bancorp board authorized Morgan Lewis to pursue negotiations with Webster Financial regarding a strategic merger. Those negotiations continued through November 9, 1998, when the Village Bancorp board met to consider the merger agreement, the merger of Village Bancorp and Webster Financial and the option agreement. After carefully reviewing the drafts of the merger agreement and the option agreement and considering a presentation by Morgan Lewis regarding the fairness of the merger consideration from a financial point of view to Village Bancorp's shareholders, the Village Bancorp board approved the merger agreement, the merger and the option agreement.


RECOMMENDATION OF THE VILLAGE BANCORP BOARD OF DIRECTORS AND REASONS FOR THE MERGER

     The Village Bancorp board of directors has approved the merger agreement and has determined that the merger of Village Bancorp and Webster Financial is in the best interests of Village Bancorp and its shareholders. THE VILLAGE BANCORP BOARD RECOMMENDS THAT YOU VOTE TO APPROVE THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. In reaching its decision to approve the merger agreement, the Village Bancorp board consulted with its financial advisor, Morgan Lewis, and considered the following:

     o The Village Bancorp board's familiarity with, and review of, the business, financial condition, results of operations and prospects of Village Bancorp, including, but not limited to, its potential growth, development, productivity and profitability and the business risks associated with these considerations;

     o Village Bancorp's current and prospective operating environment, including national and local economic conditions, the highly competitive environment for financial institutions generally, the changing regulatory environment, and the trend toward consolidation in the financial services industry;

     o The potential appreciation in market and book value of Village Bancorp's common stock on both a short-and long-term basis, as a stand-alone entity;

     o The extensive process Village Bancorp and Morgan Lewis used to obtain acquisition proposals and preliminary bids, and the conclusion that Webster Financial's bid was more favorable than any other indication of interest received from the other companies;

     o Information concerning Webster Financial's business, financial condition, results of operations, asset quality and prospects, including the long-term growth potential of Webster Financial common stock, the future growth prospects of Webster Financial combined with Village Bancorp following the merger, the potential synergies expected from the merger and the business risks associated with the merger;

     o The terms of the merger agreement, the option agreement and the transactions and agreements contemplated by these agreements, including without limitation, that Webster Financial's offer of Webster Financial's common stock in exchange for Village Bancorp's common stock can be effected on a tax-free basis for Village Bancorp's shareholders and the fact that the provisions of the merger agreement that allow an adjustment in the exchange ratio provide substantial protection to Village Bancorp's shareholders if the price of Webster Financial's common stock declines before the merger takes place;

     o The potential for appreciation and growth in the market and book value of Webster Financial's common stock following the proposed merger;

     o Morgan Lewis' presentation to the Village Bancorp board on November 9, 1998 and the opinion of Morgan Lewis that the merger consideration to be paid pursuant to the merger agreement is fair to Village Bancorp's shareholders from a financial point of view;

     o The advantages and disadvantages of Village Bancorp remaining an independent institution or affiliating with a larger institution;

     o The option agreement, including the possibility that the existence of the option agreement could discourage third parties from offering to acquire Village Bancorp by increasing the financial cost of an acquisition by a third party, and the recognition that Village
          Bancorp's entering into the option agreement was a condition to Webster Financial's willingness to enter into the merger agreement;

     o The likelihood of receiving all of the regulatory approvals required for the merger to take place;

     o The short- and long-term interests of Village Bancorp and its shareholders, the interests of Village Bancorp's employees, customers, creditors and suppliers, and the interests of the Village Bancorp community that may benefit from an appropriate affiliation with a larger institution with increased economies of scale and with a greater capacity to serve all of the banking needs of the community; and

     o    The   compatibility   with  respect  to  businesses   and   management
          philosophies of Village Bancorp and Webster Financial, and Webster Financial's strong commitment to the communities it serves.

     The discussion in this section of the information and factors considered by the Village Bancorp board is not intended to be exhaustive but includes all material factors considered by the board. In reaching its determination to approve and recommend the merger, the Village Bancorp board did not assign any relative or specific weights to the factors considered. Individual directors may have given differing weights to different factors. After deliberating on the merger and the other transactions contemplated by the merger agreement, and considering, among other things, the matters discussed above and the fairness opinion of Morgan Lewis referred to above, the Village Bancorp board unanimously approved the merger agreement, the merger, the other transactions contemplated by the merger agreement, and the option agreement, as being in the best interests of Village Bancorp and its shareholders.


PURPOSE AND EFFECTS OF THE MERGER

     The purpose of the merger is to enable Webster Financial to acquire the assets and business of Village Bancorp. After the merger, Village Bank's six branch banking offices will remain open and will be operated as banking offices of Webster Bank.

     The merger will result in an expansion of Webster Bank's primary market area to include Village Bank's banking offices in Fairfield and Litchfield Counties, Connecticut. The assets and business of Village Bank's banking offices will broaden Webster Financial's existing operations in Fairfield and Litchfield Counties where Webster Bank currently has nine banking offices. Webster Financial expects to achieve reductions in the current operating expenses of Village Bancorp upon the consolidation of Village Bank's operations into Webster Bank. Upon completion of the merger, except as discussed below, the issued and outstanding shares of Village Bancorp's common stock automatically will be converted into cash, shares of Webster Financial's common stock, or a combination of cash and Webster Financial's common stock. See "-- Exchange Ratio."


STRUCTURE

     The merger will occur through the merger of Village Bancorp into Webster Financial, with Webster Financial the surviving corporation. When the merger takes place, except as discussed below, each outstanding share of Village
Bancorp's common stock will be converted into either $23.50 in cash or the equivalent of $23.50 of Webster Financial's common stock, subject to adjustment, plus cash to be paid instead of fractional shares. Shares held as treasury stock or held directly or indirectly by Village Bancorp, Webster Financial or any of their subsidiaries, other than trust account shares and shares related to a previously contracted debt, will be canceled. Dissenting shares will not be automatically converted. See "--Dissenters' Appraisal Rights."

     We expect that the merger will take place in the second quarter of 1999, or as soon as possible after we receive all required regulatory and shareholder approvals and all regulatory waiting periods expire. If the merger does not take place by August 31, 1999, the merger agreement may be terminated unless Village Bancorp and Webster Financial both agree to extend it.

     The merger agreement permits Webster Financial to modify the structure of the transactions contemplated by and described in the merger agreement so long as (i) there are no material adverse federal income tax consequences to Village Bancorp's shareholders from the modification, (ii) the consideration to be paid to Village Bancorp's shareholders under the merger agreement is not changed or reduced in amount, and (iii) the modification will not be reasonably likely to delay materially or jeopardize receipt of any required regulatory approvals. Webster Financial presently has no intent to modify the structure.


EXCHANGE RATIO

     The merger agreement provides that at the effective time of the merger, except as discussed below, each outstanding share of Village Bancorp's common stock automatically will be converted into either $23.50 in cash, the equivalent of $23.50 of Webster Financial's common stock based on a

15 day average closing market price of Webster Financial's common stock, or a combination of cash and Webster Financial's common stock. The following paragraphs describe the limit on the amount of cash that can be paid in the merger and when the exchange ratio may be adjusted. Shares held as treasury stock and shares held directly or indirectly by Village Bancorp, Webster Financial or any of their subsidiaries, other than trust account shares and shares related to a previously contracted debt, will be canceled. Dissenting shares will not be converted into the right to receive shares of Webster Financial's common stock unless and until Village Bancorp shareholders who dissent fail to perfect or effectively withdraw or lose their right of payment under applicable law. If dissenting shares lose their right of payment under applicable law, all of these shares will be converted into the right to receive Webster Financial's common stock.

     An election form was sent to you with this proxy statement/prospectus. If you want to receive cash in the merger in exchange for some or all of the Village Bancorp common stock that you own, you must follow the instructions in the form and submit a properly completed election form. For information about completing your election form, see the section below captioned "--Election Form and Exchange of Shares."

     IN THE MERGER AGREEMENT, WEBSTER FINANCIAL AND VILLAGE BANCORP AGREED THAT NO MORE THAN 20% OF THE TOTAL VALUE OF THE MERGER CONSIDERATION COULD BE USED TO PAY VILLAGE BANCORP SHAREHOLDERS WHO CHOOSE TO RECEIVE CASH INSTEAD OF WEBSTER FINANCIAL'S COMMON STOCK, TO PAY CASH INSTEAD OF FRACTIONAL SHARES AND TO PAY ANY DISSENTERS. If too many Village Bancorp shareholders decide that they want to receive cash instead of Webster Financial's common stock, those shareholders will receive a prorated amount of cash, and the remainder of the merger consideration that they are entitled to receive will be paid to them in Webster Financial's common stock. If the amount of cash paid instead of fractional shares or to be paid to dissenters exceeds the 20% limit, no cash would be paid to Village Bancorp shareholders who choose to receive cash instead of Webster Financial's common stock.

     The exchange ratio for the conversion of Village Bancorp's common stock into Webster Financial's common stock will be determined by dividing $23.50 by a 15 day average closing market price of Webster Financial's common stock, computed to four decimal places. The 15 day average will be the average of the daily closing prices per share for Webster Financial's common stock for the 15 consecutive trading days during which Webster Financial's common stock is actually traded as reported on the Nasdaq Stock Market's National Market Tier ending on the day before the receipt of the last required federal bank regulatory approval or waiver required for the merger of Village Bank into Webster Bank. Nonetheless, if the 15 day average price is greater than $27.50, the exchange ratio will be 0.8545. If the 15 day average price is less than $19.50, the exchange ratio will be 1.2051, unless Village Bancorp gives Webster Financial notice of its intention to terminate the merger agreement because the 15 day average price is less than $17.55. If Village Bancorp takes this action, Webster Financial can decide that the exchange ratio will be determined by dividing $21.15 by the 15 day average price, computed to four decimal places, and the merger agreement will remain in effect.

     For example, based on the $____ average of the daily closing prices per share for Webster Financial's common stock for the 15 consecutive trading days on which shares of Webster Financial's common stock were actually traded prior to ____________ ___, 1999, the most recent practicable date prior to the date of this proxy statement/prospectus, the exchange ratio would be ______. Based on the ____ shares of Village Bancorp's common stock outstanding on ____________ ___, 1999 and an exchange ratio of ______, if none of Village Bancorp's shareholders receives cash, Webster Financial would issue up to ____________ shares of Webster Financial common stock to Village Bancorp shareholders in the merger, plus cash instead of fractional shares. These numbers do not reflect the additional shares of Webster Financial common stock to be issued in the event of the exercise prior to the merger of the ______ existing options to purchase ___________ shares of Village Bancorp's common stock.

     Because the market price of Webster Financial's common stock is subject to fluctuation, the exchange ratio may materially increase or decrease prior to the merger. No assurance can be given as to the market price of Webster Financial's common stock at the time of the merger. A change in the market price of Webster Financial's common stock would not alter the obligation of Webster Financial or Village Bancorp to consummate the merger, except as provided above.

     Certificates for fractions of shares of Webster Financial's common stock will not be issued. Under the merger agreement, instead of a fractional share of Webster Financial's common stock, a Village Bancorp shareholder will be entitled to receive an amount of cash equal to (i) the fraction of a share of Webster Financial's common stock to which the shareholder would otherwise be entitled multiplied by (ii) the average of the daily closing prices per share for Webster Financial's common stock for the 15 consecutive trading days on which shares of Webster Financial's common stock are actually traded as reported on the Nasdaq Stock Market's National Market Tier ending on the third trading day preceding the closing date of the merger. After the merger takes place, no holder of Village Bancorp's common stock will be entitled to any dividends or any other rights in respect of any fraction. In this document, we use the term purchase price to refer to the cash, the shares of Webster Financial's common stock and any cash to be paid instead of a fraction of a share of Webster Financial's common stock payable to each holder of Village Bancorp's common stock.

     The conversion of Village Bancorp's common stock into cash and/or shares of Webster Financial's common stock at the exchange ratio will occur automatically upon the merger. Pursuant to the merger agreement, after the effective time of the merger, Webster Financial will cause its exchange agent to pay the purchase price to each Village Bancorp shareholder who surrenders the appropriate documents to the exchange agent.


ELECTION FORM AND EXCHANGE OF SHARES

     We have prepared an election form which was sent to you with this proxy statement/prospectus. You should use the election form to indicate whether you want to receive cash and/or shares of Webster Financial's common stock in exchange for the shares of Village Bancorp's common stock that you own. If you held Village Bancorp common stock on _______ __, 1999, you are eligible to submit an election form for the shares that you owned at the close of business on that day. If you have lost your election form, call or write to James R. Umbarger, Executive Vice President of Village Bancorp, Inc., 25 Prospect Street,
P. O. Box 366, Ridgefield, Connecticut 06877, telephone (203) 438-9551 as soon as possible so that Village Bancorp can send you a replacement election form.

     In the election form, you need to specify the number of shares that you owned on _______ __, 1999 that you want to be converted into the right to receive cash in the merger and the number of shares that you owned on that day that you want to be converted into the right to receive shares of Webster
Financial's common stock in the merger. IF YOU DO NOT SUBMIT A PROPERLY COMPLETED ELECTION FORM, YOU EFFECTIVELY ARE CHOOSING TO RECEIVE ONLY WEBSTER FINANCIAL'S COMMON STOCK IN THE MERGER UNLESS YOU DISSENT FROM THE MERGER.

     A PROPERLY COMPLETED ELECTION FORM WILL BE EFFECTIVE ONLY IF WEBSTER FINANCIAL'S EXCHANGE AGENT RECEIVES THE FOLLOWING DOCUMENTS NO LATER THAN 5:00 P.M. NEW YORK CITY TIME ON ________ ___, 1999: (1) your election form, executed and completed in accordance with the instructions contained in the election form and (2) your Village Bancorp common stock certificate(s) and the related letter(s) of transmittal with the endorsements, stock powers and signature guarantees that may be required by the letter of transmittal or a guarantee of delivery of the certificate(s) that complies with the requirements in the letter of transmittal, provided that the certificate(s) are in fact delivered by the time set forth in the guarantee of delivery.

     Once you submit an election form, you can revoke it by delivering one of the following documents to the exchange agent prior to 5:00 p.m. on _______ __, 1999: (1) a written notice of revocation, if you want to revoke completely your previously submitted election form, or (2) a properly completed revised election form that identifies the certificate(s) to which the revised election form applies, if you want to change your previous election but not revoke it completely. If you deliver a revised election form for any Village Bancorp common stock certificate to the exchange agent prior to 5:00 p.m. on _______ __, 1999, you will revoke all prior election forms for all shares evidenced by that certificate. Unless you give the exchange agent different instructions, if you revoke an election form, the exchange agent will send you any certificates previously delivered to the exchange agent which relate to that election form.

     If the merger agreement is terminated, all election forms delivered to the exchange agent will be revoked and the exchange agent will send your Village Bancorp common stock certificates that were previously sent to the exchange agent to you.

     As soon as practicable after the effective time of the merger, the exchange agent will mail a letter of transmittal and instructions for use in surrendering certificates to each shareholder who held Village Bancorp's common stock immediately before the effective time who did not submit an effective election form.

     Webster Financial will deposit with the exchange agent the cash and certificates representing the total number of shares of Webster Financial common stock to be issued to Village Bancorp shareholders in exchange for Village Bancorp's common stock, along with cash to be paid instead of fractional shares. The exchange agent will not be obligated to deliver the purchase price to any shareholder until the holder surrenders the certificate(s) representing shares of Village Bancorp's common stock for exchange, or, if not available, an appropriate affidavit of loss and indemnity agreement and/or a bond that may be required by Webster Financial. No dividends or distributions on Webster Financial's common stock payable to any Village Bancorp shareholder will be paid until the shareholder surrenders the certificate(s) representing the shares of Village Bancorp's common stock for exchange. No interest will be paid or accrued to Village Bancorp shareholders on cash instead of fractional shares or unpaid dividends and distributions, if any.

     If any certificate representing shares of Webster Financial's common stock is to be issued in a name other than that in which the certificate for shares surrendered in exchange is registered or cash is to be paid to a person other than the registered holder, it shall be a condition of issuance or payment that the certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the person requesting the exchange either (i) pay to the exchange agent in advance any transfer or other taxes required by reason of the issuance of a certificate or payment to a person other than the registered holder of the certificate surrendered or (ii) establish to the satisfaction of the exchange agent that the tax has been paid or is not payable. After the close of business on the day before the merger takes place, there will be no transfers on Village Bancorp's stock transfer books of shares of Village Bancorp's common stock, and any shares of this kind that are presented to the exchange agent after the merger takes place will be canceled and exchanged for certificates for shares of Webster Financial's common stock.

     Any portion of the purchase price made available to the exchange agent that remains unclaimed by Village Bancorp shareholders for one year after the effective time of the merger will be returned to Webster Financial. Any Village Bancorp shareholder who has not exchanged shares of Village Bancorp's common stock for the purchase price in accordance with the merger agreement before that time may look only to Webster Financial for payment of the purchase price for these shares and any unpaid dividends or distributions after that time. Nonetheless, Webster Financial, Village Bancorp, the exchange agent or any other person will not be liable to any Village Bancorp shareholder for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     STOCK CERTIFICATES FOR SHARES OF VILLAGE BANCORP'S COMMON STOCK SHOULD NOT BE RETURNED TO VILLAGE BANCORP WITH THE ENCLOSED PROXY CARD. IF YOU WANT TO RECEIVE CASH FOR SOME OR ALL OF YOUR VILLAGE BANCORP SHARES, YOU SHOULD COMPLETE AN ELECTION FORM AND SEND YOUR VILLAGE BANCORP STOCK CERTIFICATES TO WEBSTER FINANCIAL'S EXCHANGE AGENT. IF YOU DO NOT SUBMIT AN ELECTION FORM, AFTER THE MERGER TAKES PLACE, YOU WILL RECEIVE INSTRUCTIONS ON HOW TO EXCHANGE YOUR VILLAGE BANCORP CERTIFICATES FOR WEBSTER FINANCIAL CERTIFICATES.


OPTIONS

     As of _______ __, 1999, there were outstanding options to purchase _____ shares of Village Bancorp's common stock at an average exercise price of $___ per share. Under the merger agreement, shares of Village Bancorp's common stock issued prior to when the merger takes place upon the exercise of outstanding Village Bancorp options will be converted into Webster Financial's common stock at the exchange ratio. Each Village Bancorp option that is not exercised immediately prior to the effective time of the merger automatically will be converted into an option to purchase shares of Webster Financial's common stock, with adjustment in the number of shares and exercise price to reflect the exchange ratio. The adjustment will be made in a manner consistent with Section 424(a) of the Internal Revenue Code of 1986. The duration and other terms of the Village Bancorp options will otherwise be unchanged.


REGULATORY APPROVALS

     For the merger of Webster Financial and Village Bancorp and the merger of Webster Bank and Village Bank to take place, we must receive approvals of the Office of Thrift Supervision, referred to in this section as the OTS, and the Connecticut Commissioner of Banking, and the approval or waiver of the Board of Governors of the Federal Reserve System. In this section, we refer to these approvals as the required regulatory approvals. Webster Financial and Village Bancorp have agreed to use their best efforts to obtain the required regulatory approvals.

     Webster Bank will file with the OTS an application for approval of the merger of Webster Bank and Village Bank. We refer to that merger in this section as the bank merger. The bank merger is subject to the approval of the OTS under the Home Owners' Loan Act of 1933, the Bank Merger Act provisions of the Federal Deposit Insurance Act and related OTS regulations. These approvals require consideration by the OTS of various factors, including assessments of the competitive effect of the contemplated transactions, the managerial and financial resources and future prospects of the resulting institutions, and the effect of the contemplated transactions on the convenience and needs of the communities to be served. The Community Reinvestment Act of 1977, referred to in this section as the CRA, also requires that the OTS, in deciding whether to approve the bank merger, assess the records of performance of Webster Bank and Village Bank in meeting the credit needs of the communities they serve, including low and moderate income neighborhoods. As part of the review process, it is not unusual for the OTS to receive protests and other adverse comments from community groups and others. Webster Bank currently has an outstanding CRA rating from the OTS. Village Bank currently has a satisfactory CRA rating from the Federal Deposit Insurance Corporation. The OTS regulations require publication of notice and an opportunity for public comment concerning the applications filed in connection with the bank merger, and authorize the OTS to hold informal and formal meetings in connection with the applications if the OTS, after reviewing the applications or other materials, determines it desirable to do so or receives a request for an informal meeting. Any meeting or comments provided by third parties could prolong the period during which the bank merger is subject to review by the OTS. As of the date of this proxy statement/prospectus, Webster Financial is not aware of any protests, adverse comments or requests for a meeting filed with the OTS concerning the bank merger. The bank merger may not take place for a period of 15 to 30 days following OTS approval, during which time the Department of Justice has authority to challenge the bank merger on antitrust grounds. The precise length of the period will be determined by the OTS in consultation with the Department of Justice. The commencement of an antitrust action would stay the effectiveness of any approval granted by the OTS unless a court specifically orders otherwise. If the Department of Justice does not start a legal action during the waiting period, it may not challenge the transaction afterward, except in an action under Section 2 of the Sherman Antitrust Act.

     An acquisition statement will be filed with the Connecticut Commissioner of Banking in connection with Webster Financial's acquisition of Village Bancorp and Village Bank, the merger and bank merger. In reviewing the acquisition statement, the Connecticut Commissioner will review and consider, among other things, whether the investment and lending policies of Webster Bank are consistent with safe and sound banking practices and will benefit the economy of the state, whether the services or proposed services of Webster Bank are consistent with safe and sound banking practices and will benefit the economy of the state, the competitive effects of the transaction, and the financial and managerial resources of Webster Financial and Webster Bank. The Connecticut Commissioner also will review Webster Bank's record under the CRA. The Connecticut Commissioner may, at his discretion, hold a public hearing on the proposed transaction.

     Webster Financial also will request from the Board of Governors of the Federal Reserve System a waiver of any application filing requirement under the Bank Holding Company Act of 1956 that would otherwise apply to the merger.

     Webster Financial and Village Bancorp are not aware of any other material governmental approvals that are required for the merger and the bank merger to take place that are not described above. If any other approval or action is required, we presently expect that we would seek the approval or take the necessary action.

     THE MERGER AND THE BANK MERGER CANNOT TAKE PLACE WITHOUT THE REQUIRED REGULATORY APPROVALS, WHICH WE HAVE NOT RECEIVED YET. THERE IS NO ASSURANCE THAT WE WILL RECEIVE THESE APPROVALS, AND IF WE DO, WHEN WE WILL RECEIVE THEM. ALSO, THERE IS NO ASSURANCE THAT THE DEPARTMENT OF JUSTICE WILL NOT CHALLENGE THE MERGER, OR, IF A CHALLENGE IS MADE, WHAT THE RESULT OF A CHALLENGE WOULD BE.


CONDITIONS TO THE MERGER

     Under the merger agreement, Webster Financial and Village Bancorp are not required to complete the merger unless the following conditions are satisfied:
(i) the merger agreement is not terminated on or before the effective time of the merger; (ii) the merger agreement and the merger are approved by the affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of Village Bancorp's common stock entitled to vote at the shareholder meeting; (iii) the Webster Financial common stock to be issued in the merger is authorized for quotation on the Nasdaq Stock Market's National Market Tier; (iv) all required regulatory approvals are obtained and remain in full force and effect, all statutory waiting periods related to these approvals expire, and none of the regulatory approvals contains a non-customary condition that Webster Financial reasonably considers to be burdensome or which alters the benefits for which Webster Financial bargained in the merger agreement; (v) the registration statement filed with the SEC is effective and is not subject to a stop order or any threatened stop order; (vi) no injunction preventing the merger from taking place is in effect and completing the merger continues to be legal; and (vii) Webster Financial and Village Bancorp receive a favorable tax opinion from Webster Financial's counsel.

     Webster Financial is not required to complete the merger unless the following additional conditions are satisfied or waived: (i) the representations and warranties of Village Bancorp contained in the merger agreement are true and correct as of the date of the merger agreement and as of the effective time of the merger, except where the failure or failures to be true and correct would not have a material adverse effect on Village Bancorp; (ii) Village Bancorp performs in all material respects all covenants and agreements contained in the merger agreement to be performed by Village Bancorp by the effective time; (iii) Village Bancorp and Village Bank obtain the consents, approvals or waivers of other persons that are required in connection with the merger agreement or to permit the succession by the surviving corporation or the surviving bank under any lease or other agreement, except where the failure or failures to obtain consents, approvals or waivers would not have a material adverse effect on the surviving corporation or the surviving bank; (iv) no proceeding initiated by any governmental entity seeking an injunction preventing the merger from taking place is pending; and (v) Webster Financial receives a comfort letter of Village Bancorp's independent public accountants.

     Village Bancorp is not required to complete the merger unless the following additional conditions are satisfied or waived: (i) the representations and warranties of Webster Financial contained in the merger agreement are true and correct as of the date of the merger agreement and as of the effective time of the merger, except where the failure or failures to be true and correct would not have a material adverse effect on Webster Financial; (ii) Webster Financial performs in all material respects all covenants and agreements contained in the merger agreement required to be performed by it by the effective time; (iii) Webster Financial and Webster Bank obtain the consents, approvals or waivers of other persons that are required in connection with the merger agreement under any lease or other agreement to which Webster Financial or Webster Bank is a party or otherwise bound, except where the failure or failures to obtain consents, approvals or waivers would not have a material adverse effect; and
(iv) no proceeding initiated by any governmental entity seeking an injunction preventing the merger from taking place is pending.


CONDUCT OF BUSINESS PENDING THE MERGER

     The merger agreement contains various restrictions on the operations of Village Bancorp prior to the effective time of the merger. In general, the merger agreement obligates Village Bancorp to continue to carry on its businesses in the ordinary course consistent with past practices and with prudent banking practices, with specific limitations on the lending activities and other operations of Village Bancorp. The merger agreement prohibits Village Bancorp from declaring any dividends or other distributions on its capital stock other than regular quarterly cash dividends on Village Bancorp's common stock and splitting, combining or reclassifying any of its capital stock. Village Bancorp may not issue or authorize or propose the issuance of any securities, other than the issuance of additional shares of Village Bancorp's common stock upon the exercise or fulfillment of rights or options issued or existing under Village Bancorp's stock option plan in accordance with their present terms or the option for 388,466 shares of Village Bancorp's common stock held by Webster Financial. Village Bancorp generally may not repurchase shares of its capital stock. Also, under the terms of the merger agreement, Village Bancorp may not amend its articles of incorporation or bylaws, or change its methods of accounting in effect at December 31, 1997, except as required by changes in regulatory or generally accepted accounting principles. The merger agreement also restricts Village Bancorp from increasing employee or director benefit arrangements or compensation, other than normal annual increases in pay for employees consistent with past practices, including the granting of stock options and entering into any new employment or severance agreements. It also restricts Village Bancorp from paying any bonuses other than specified types of bonuses.


THIRD PARTY PROPOSALS

     Under the merger agreement, Village Bancorp generally may not authorize or permit any of its officers, directors, employees or agents to solicit, initiate or encourage any inquiries relating to any third party takeover proposal or hold substantive discussions or negotiations regarding this kind of proposal. There is a similar prohibition on providing third parties with information that relates to this kind of inquiry or proposal, unless the Village Bancorp board of directors, based on advice of counsel, reasonably determines in the exercise of its fiduciary duty that this kind of information must be furnished.

EXPENSES; BREAKUP FEE

     The merger agreement generally provides for Webster Financial and Village Bancorp to pay their own expenses relating to the merger agreement, with Webster Financial paying the filing and other fees paid to the SEC. However, if the merger agreement is terminated by Webster Financial or Village Bancorp as a result of a material breach of a representation, warranty, covenant or other agreement contained in the merger agreement by the other party, or if Webster Financial terminates the merger agreement because Village Bancorp (i) fails to hold the shareholder meeting on a timely basis, (ii) fails to recommend to its shareholders approval of the merger agreement, (iii) fails to oppose any third party proposal that is inconsistent with the merger agreement, or (iv) violates the merger agreement's restriction on discussions and negotiations with third parties regarding acquisition transactions, the merger agreement provides for the non-terminating party to pay all reasonable expenses of the terminating party up to $200,000, plus a breakup fee of $400,000. If the merger agreement is terminated by Webster Financial because Village Bancorp fails to obtain the approval of its shareholders necessary to complete the merger, Webster Financial is entitled to have all of its reasonable expenses up to $200,000 paid by Village Bancorp. If a specified third party public event occurs prior to the shareholder meeting and Village Bancorp fails to obtain the approval of its shareholders, Webster Financial is entitled to have all of its reasonable expenses up to $200,000, plus a breakup fee of $400,000, paid by Village Bancorp. Some of the events described in this section that would permit Webster Financial to terminate the merger agreement also would constitute preliminary purchase events under the option agreement. The option agreement provides that if Webster Financial exercises the option for 388,466 shares of Village Bancorp's common stock granted to Webster Financial by Village Bancorp and sells option shares to an unaffiliated third party, expenses and any break up fee paid by Village Bancorp to Webster Financial under the merger agreement could be refunded partially or fully to Village Bancorp. See "-- Option Agreement."


OPINION OF VILLAGE BANCORP'S FINANCIAL ADVISOR

     Pursuant to an April 21, 1998 engagement letter Village Bancorp retained Morgan Lewis Githens & Ahn, Inc., referred to in this section as Morgan Lewis, as an independent financial advisor. Morgan Lewis is a nationally recognized investment banking firm. As part of its investment banking business, Morgan Lewis is regularly engaged in the valuation of bank and bank holding company securities in connection with mergers and acquisitions and other corporate transactions. As Village Bancorp's financial advisor, Morgan Lewis was involved in the discussions with various financial institutions that resulted in the negotiations and offer by Webster Financial, which led to the merger agreement.

     Village Bancorp's board of directors asked Morgan Lewis, as its financial advisor, to render its opinion as to the fairness from a financial point of view of the merger consideration. At the November 9, 1998 meeting at which Village Bancorp's board approved the merger agreement, Morgan Lewis delivered its oral opinion to Village Bancorp's board that as of November 9, 1998, the merger consideration was fair from a financial point of view to Village Bancorp's shareholders. Morgan Lewis subsequently confirmed its oral opinion in a written opinion dated November 11, 1998, which was the date when the merger agreement was executed.

     Morgan Lewis has delivered to Village Bancorp's board an updated written opinion, dated __________ __, 1999 which states that the merger consideration is fair from a financial point of view to Village Bancorp's shareholders. The updated fairness opinion describes the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Morgan Lewis. The updated opinion is attached as Appendix A to this proxy statement/prospectus and is incorporated by reference into this document. The description of the Morgan Lewis opinion in this section is qualified in its entirety by reference to Appendix A. WE URGE VILLAGE BANCORP SHAREHOLDERS TO READ THE FAIRNESS OPINION IN ITS ENTIRETY IN CONSIDERING THE PROPOSED MERGER.

     The Morgan Lewis fairness opinion was provided to Village Bancorp's board for its information and is directed only to the fairness from a financial point of view of the merger consideration. It does not address the underlying business decision of Village Bancorp to engage in the merger or any other aspect of the merger. It does not constitute a recommendation to any holder of shares of Village Bancorp's common stock as to how a shareholder should vote at the shareholder meeting with respect to the merger agreement or any other matter.

     In connection with rendering its opinion, Morgan Lewis performed a variety of financial analyses. The following is a summary of these analyses, but does not purport to be a complete description of the analyses. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or summary description. Morgan Lewis believes that its analyses must be considered as a whole and that focusing on portions of its analyses and factors considered without considering all factors and analyses could create an incomplete view of the analyses and processes underlying its opinion.

     In performing its analyses, Morgan Lewis made numerous assumptions with respect to industry performance, business and economic conditions, and various other matters, many of which cannot be predicted and are beyond the control of Village Bancorp, Webster Financial and Morgan Lewis. The estimates contained in the analyses of Morgan Lewis are not necessarily indicative of future results or values, which may be significantly more or less favorable than the estimates. Estimates of the values of companies do not purport to be appraisals of or necessarily reflect the prices at which companies or their securities actually may be sold. Because these kinds of estimates are inherently subject to uncertainty, Village Bancorp, Webster Financial and Morgan Lewis do not assume responsibility for their accuracy.

     STOCK TRADING HISTORY. Morgan Lewis reviewed the historical trading prices and volumes for Village Bancorp's common stock for the one-year period ending October 10, 1998 and compared these prices to the performance of the Standard and Poor's Index, as well as a select group of small-cap banks during the same period.

     ANALYSIS OF SELECTED PUBLICLY TRADED COMPANIES. Using publicly available information, Morgan Lewis compared selected financial and market trading information, including balance sheet composition, asset quality ratios, loan loss reserve levels, profitability, capital adequacy, dividends and trading multiples, for Village Bancorp and for a group of publicly traded companies that Morgan Lewis deemed to be similar to Village Bancorp in some respects. This group of companies consisted of Cornerstone Bank, First International Bancorp, Inc., New England Community Bancorp, Inc., NMBT Corporation and NewMil Bancorp, Inc.

     Morgan Lewis also used publicly available information to perform a similar comparison of selected financial and market trading information for Webster Financial and for a group of publicly traded companies that Morgan Lewis deemed to be similar to Webster Financial in some respects. This group of companies consisted of BankBoston Corporation, Fleet Financial Group, Inc., Greenpoint Financial Corporation, HUBCO, Inc. and Summit Bancorp.

     ANALYSIS OF SELECTED MERGER TRANSACTIONS. Morgan Lewis reviewed publicly available information regarding 32 selected business combinations since September 1997 in the banking industry. Morgan Lewis reviewed the ratios of price to last twelve months earnings per share, price to tangible book value, price to book value, tangible book premium to core deposits, price to total assets and price to total deposits in each transaction and computed high, low, mean, and median ratios and premiums for the respective groups of transactions. These multiples were applied to Village Bancorp's financial information as of September 30, 1998 and for the fiscal 1998 and 1999 projected periods. Based upon the median multiples for these transactions, the implied per share value of Village Bancorp's common stock ranged from approximately $20.65 to approximately $23.50.

     DISCOUNTED CASH FLOW AND TERMINAL VALUE ANALYSIS. Morgan Lewis also performed a discounted cash flow analysis which estimated the future stream of Village Bancorp's cash flow and after-tax dividends, referred to in this section as free cash flow, under various scenarios, assuming that Village Bancorp performed in accordance with the earnings forecasts of its management. To approximate the value of Village Bancorp's common stock at the end of the five-year period, Morgan Lewis applied price to earnings multiples ranging from 14.5x to 16.5x. The free cash flows and terminal values were then discounted to present values using different discount rates ranging from 10% to 14% chosen to reflect different assumptions regarding required rates of return to holders or prospective buyers of Village Bancorp's common stock. This analysis, assuming the current dividend payout ratio, indicated an imputed range of values per share of Village Bancorp's common stock between $21.50 and $23.80. In connection with its analysis, Morgan Lewis extensively used sensitivity analyses to illustrate the effects that changes in the underlying assumptions would have on the resulting present value and discussed these changes with Village Bancorp's board. These sensitivity analyses included variations with respect to the growth rate of assets, net interest spread, non-interest income, non-interest expenses and dividend payout ratio.

     PRO FORMA MERGER ANALYSIS. Morgan Lewis performed pro forma merger analyses that combined Webster Financial's and Village Bancorp's current estimated income statements and balance sheets based on projections provided by the management of Webster Financial and Village Bancorp. Assumptions and analyses of the economic environment, accounting treatment, acquisition adjustments, operating efficiencies, balance sheet enhancements, and other adjustments were used to arrive at a base case pro forma analysis to determine the pro forma effect of the merger on Webster Financial. In analyzing the projections of Webster Financial's pro forma earnings per share and tangible book value per share, Morgan Lewis used an exchange ratio of .8545 shares of Webster Financial's common stock for each share of Village Bancorp's common stock, which is the ratio that would apply if the 15 day average closing price of Webster Financial's common stock is greater than $27.50. This analysis indicated that the merger would be accretive to Webster Financial's earnings per share in each of the years ended 1999 and 2000, and slightly dilutive to tangible book value per share for all periods analyzed. Based upon the same assumptions, this analysis indicated that the merger would be accretive to a Village Bancorp shareholder's earnings per share and tangible book value per share when compared to Village Bancorp's stand alone projections. This analysis was based on estimates of expected cost savings and other consolidation efficiencies to be achieved following the merger, and numerous other assumptions, including assumptions with respect to the anticipated expenses and non-recurring charges to be incurred by Webster Financial in connection with the merger. Village Bancorp shareholders should be aware that if the merger takes place, actual results achieved by the combined company will vary from the estimated results and the variations may be material.

     In connection with rendering its opinion, Morgan Lewis reviewed, among other things: (i) the merger agreement and its exhibits; (ii) the option agreement; (iii) Webster Financial's audited consolidated financial statements and management's discussion and analysis of financial condition and results of operations contained in its Annual Reports on Form 10-K for the three years ended December 31, 1997; (iv) Village Bancorp's audited consolidated financial statements and management's discussion and analysis of financial condition and results of operations contained in its Annual Reports on Form 10-K for the three fiscal years ended December 31, 1997; (v) Webster Financial's unaudited consolidated financial statements and management's discussion and analysis of the financial condition and results of operations contained in its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998; (vi) Village Bancorp's unaudited consolidated financial statements and management's discussion and analysis of financial condition and results of operations contained in its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998; (vii) particular information provided by Village Bancorp's management including financial forecasts relating to the business, earnings, cash flow, assets and prospects of Village Bancorp; (viii) particular information provided by Webster

Financial's management, including financial forecasts relating to the business, earnings, cash flow, assets and prospects of Webster Financial; (ix) the views of Village Bancorp's senior management regarding Village Bancorp's past and current business operations, results of operations, financial condition and future prospects; (x) the views of Webster Financial's senior management regarding Webster Financial's past and current business operations, results of operations, financial condition, and future prospects; (xi) the publicly reported historical market price and trading activity for Webster Financial's common stock and Village Bancorp's common stock, including a comparison of particular financial and stock market information for Webster Financial and Village Bancorp with similar publicly available information for other companies with publicly traded securities; (xii) a comparison of Village Bancorp's results of operations with those of companies that Morgan Lewis deemed to be reasonably similar to Village Bancorp; (xiii) a comparison of the proposed financial terms of the merger with the financial terms of other mergers and acquisitions that Morgan Lewis deemed to be relevant; and (xiv) other information, financial studies, analyses and investigations, and financial, economic, and market criteria as Morgan Lewis considered relevant.

     In preparing its opinion, Morgan Lewis relied on the accuracy and completeness of all the information supplied or otherwise made available to it by Village Bancorp or Webster Financial, and did not independently verify that information or make an independent appraisal or evaluation of the assets or liabilities of Village Bancorp or Webster Financial. With respect to the financial forecasts furnished by Village Bancorp, Morgan Lewis assumed that they were reasonably prepared and reflected the best currently available estimates and judgments of Village Bancorp's management as to the expected future financial performance of Village Bancorp. Morgan Lewis also assumed that there has been no material change in Village Bancorp's and Webster Financial's assets, financial condition, results of operations, business or prospects since the date of the last financial statements noted above. Morgan Lewis also assumed that the merger will be free of federal tax to Village Bancorp, Webster Financial and the Village Bancorp's shareholders except for any cash consideration and any cash paid instead of fractional shares.

     COMPENSATION OF FINANCIAL ADVISOR. Under the Morgan Lewis engagement letter, Village Bancorp will pay Morgan Lewis a transaction fee related to the merger, a substantial portion of which is contingent on the merger taking place. The engagement letter provides that this fee will equal 1 3/4% of the total consideration paid to Village Bancorp's shareholders in the merger up to $50 million, and 1% of the value of the consideration in excess of $50 million. The engagement letter provides for an annual retainer fee of $100,000, to be paid quarterly in advance by Village Bancorp to Morgan Lewis. Village Bancorp also has agreed to pay Morgan Lewis a fee of $50,000 for rendering the fairness opinion. The annual retainer fee and the fee for the fairness opinion will be credited against the fee paid in relation to the merger. Village Bancorp has agreed to reimburse Morgan Lewis for its reasonable out-of-pocket expenses related to its engagement and to indemnify Morgan Lewis and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against specified expenses and liabilities, including liabilities under securities laws. In the past, Morgan Lewis provided other investment banking services to Village Bancorp and has received its customary compensation for those services.


REPRESENTATIONS AND WARRANTIES

     In the merger agreement, Village Bancorp made representations and warranties to Webster Financial. The material representations and warranties of Village Bancorp are the following: (i) the organization and good standing of Village Bancorp and Village Bank; (ii) insurance of Village Bank's deposit accounts by the Federal Deposit Insurance Corporation; (iii) capitalization and subsidiaries; (iv) corporate power and authority; (v) the execution and delivery of the merger agreement, the bank merger agreement and the option agreement;
(vi) consents and approvals required for the agreements and the merger; (vii) loan portfolio and reports; (viii) financial statements, exchange act filings and books and records; (ix) broker's fees; (x) absence of any material adverse change in Village Bancorp; (xi) legal proceedings; (xii) tax matters; (xiii) employee benefit plans; (xiv) particular types of contracts; (xv) regulatory matters; (xvi) state takeover laws and articles of incorporation takeover provisions; (xvii) environmental matters; (xviii) loss reserves; (xix) properties and assets; (xx) insurance matters; (xxi) compliance with applicable laws; (xxii) loan information; (xxiii) affiliates and the stockholder agreement; (xxiv) ownership of Webster Financial's common stock;
(xxv) the Village Bancorp rights agreement; (xxvi) receipt of the fairness opinion of Morgan Lewis Githens & Ahn, Inc.; (xxvii) Year 2000 compliance; and (xviii) intellectual property.

     In the merger agreement, Webster Financial made representations and warranties to Village Bancorp. The material representations and warranties of Webster Financial are the following: (i) the organization and good standing of Webster Financial and the chartering of Webster Bank; (ii) capitalization; (iii) corporate power and authority; (iv) the execution and delivery of the merger agreement, the bank merger agreement and the option agreement; (v) consents and approvals required for the agreements and the merger; (vi) reports; (vii) financial statements, exchange act filings and books and records; (viii) absence of any material adverse change in Webster Financial; (ix) legal proceedings; (x) tax matters; (xi) employee benefit plans; (xii) compliance with applicable laws;
(xiii) regulatory matters; and (xiv) Year 2000 compliance.


TERMINATION AND AMENDMENT OF THE MERGER AGREEMENT

     The merger agreement may be terminated by Webster Financial or Village Bancorp as long as the terminating party is not in violation of the merger agreement as summarized below:

          o    by mutual  written  consent  of  Webster  Financial  and  Village
               Bancorp;

          o by Webster Financial or Village Bancorp if (a) 30 days pass after any required regulatory approval is denied or regulatory application is withdrawn at a regulator's request unless action is taken during the 30 day period for a rehearing or to file an amended application; (b) the merger has not taken place on or before August 31, 1999; or (c) Village Bancorp's shareholders do not approve the merger agreement;

          o by Webster Financial, if there is a breach of any representation, warranty, covenant or agreement in the merger agreement by Village Bancorp, if the breach or breaches would have a material adverse effect on Village Bancorp and the breach is not cured within 30 days after receiving notice of the breach;

          o by Village Bancorp, if there is a breach of any representation, warranty, covenant or agreement in the merger agreement by Webster Financial, if the breach or breaches would have a material adverse effect on Webster Financial and the breach is not cured within 30 days after receiving notice of the breach;

          o by Webster Financial, if Village Bancorp or its board of directors (a) fails to hold the shareholder meeting on a timely basis; (b) fails to recommend to Village Bancorp's shareholders approval of the merger agreement and the merger; (c) fails to oppose any third party proposal that is inconsistent with the merger agreement; or (d) violates the merger agreement's restriction on inquiries, discussions, negotiations and providing information to third parties regarding acquisition transactions; and

          o by Village Bancorp, if the average closing market price for a specified 15 day period is less than $17.55 unless Webster Financial decides that the exchange ratio will be adjusted to equal the number obtained by dividing $21.15 by the 15 day average trading price, rounded to four decimal places.

     The merger agreement also permits, subject to applicable law, the boards of directors of Webster Financial and Village Bancorp to: (i) amend the merger agreement except as provided below; (ii) extend the time for performance of any of the obligations or other acts of the other party; (iii) waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered under the merger agreement; or (iv) waive compliance with any of the agreements or conditions contained in the merger agreement. After approval of the merger agreement by Village Bancorp's shareholders, no amendment of the merger agreement may be made without further shareholder approval if the amendment would reduce the amount or change the form of the consideration to be delivered to Village Bancorp's shareholders under the merger agreement.


FEDERAL INCOME TAX CONSEQUENCES

     The following summary discusses the material federal income tax consequences of the merger. The summary is based on the Internal Revenue Code of 1986, as amended, referred to in this section as the Code, applicable U.S.
Treasury regulations under the Code, administrative rulings and judicial authority, all as of the date of this proxy statement/prospectus. All of the foregoing authorities are subject to change, and any change could affect the continuing validity of this summary. The summary assumes that the holders of shares of Village Bancorp's common stock hold their shares as a capital asset. The summary does not address the tax consequences that may be applicable to particular Village Bancorp shareholders in light of their individual circumstances or to Village Bancorp shareholders who are subject to special tax rules, like tax-exempt organizations, dealers in securities, financial institutions, insurance companies, non-United States persons, shareholders who acquired shares of Village Bancorp's common stock pursuant to the exercise of options or otherwise as compensation or through a qualified retirement plan and shareholders who hold shares of Village Bancorp's common stock as part of a straddle, hedge, or conversion transaction. This summary also does not address any consequences arising under the tax laws of any state, locality, or foreign jurisdiction.

     One of the conditions for the merger to take place is that Webster Financial and Village Bancorp must receive an opinion from Hogan & Hartson L.L.P., Webster Financial's special counsel, that the merger will be treated for federal income tax purposes as a tax-free reorganization within the meaning of
Section 368(a) of the Code. The opinion of Hogan & Hartson L.L.P. will be based on the Code, the U.S. Treasury regulations promulgated under the Code and related administrative interpretations and judicial decisions, all as in effect as of the effective time of the merger, on the assumption that the merger takes place as described in the merger agreement, and on representations to be provided to Hogan & Hartson L.L.P. by Webster Financial and Village Bancorp that relate to the satisfaction of specific requirements to a reorganization within the meaning of Section 368(a) of the Code, including limitations on repurchases by Webster Financial of shares of Webster Financial's common stock to be issued upon the merger. Unlike a ruling from the Internal Revenue Service, an opinion of counsel is not binding on the Internal Revenue Service and there can be no assurance that the Internal Revenue Service will not take a position contrary to one or more of the positions reflected in the opinion or that these positions will be upheld by the courts if challenged by the Internal Revenue Service. If this opinion is not received, or if the material tax consequences described in the opinion materially differ from the consequences stated below, we will not close the merger unless Village Bancorp resolicits shareholders.

     If, as concluded in the opinion of counsel, the merger qualifies as a tax-free reorganization within the meaning of Section 368(a) of the Code, then:


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



          (1) Except as discussed in (6) below with respect to cash received in lieu of fractional shares, a Village Bancorp shareholder who exchanges his or her Village Bancorp common stock solely for Webster Financial's common stock pursuant to the merger will recognize no gain or loss on the exchange.

          (2) A Village Bancorp shareholder who exchanges his or her Village Bancorp common stock solely for cash, whether pursuant to an election to receive cash in the exchange or pursuant to the exercise of dissenters' rights, will recognize either gain, loss or ordinary income on the difference between the shareholder's adjusted basis in his or her Village Bancorp common stock and the amount of cash received. Because the classification of the amount recognized as either gain, loss or ordinary income can vary between shareholders, Village Bancorp shareholders should consult their own tax advisors to determine the specific tax consequences to them.

          (3) A Village Bancorp shareholder who exchanges his or her Village Bancorp common stock for a combination of Webster Financial common stock and cash (i) will not recognize any loss on the exchange and (ii) will recognize either gain or ordinary income to the extent of the lesser of the amount of cash received and the excess of the fair market value of the Webster Financial common stock and cash received over the Village Bancorp shareholder's tax basis in the Village Bancorp common stock surrendered. Because the classification of the amount recognized as either gain or ordinary income can vary between shareholders, Village Bancorp shareholders should consult their own tax advisors to determine the specific tax consequences to them.

          (4) The aggregate tax basis of Webster Financial's common stock received by a Village Bancorp shareholder in the merger will be the same as the shareholder's aggregate tax basis in Village Bancorp's common stock surrendered in exchange therefor reduced by the amount of cash received, if any, and increased by the amount of gain recognized, if any.

          (5) The holding period of Webster Financial's common stock received by a Village Bancorp shareholder in the merger will include the holding period of Village Bancorp's common stock surrendered in exchange therefor, assuming Village Bancorp's common stock was held as a capital asset.

          (6) The receipt by a Village Bancorp shareholder of cash instead of fractional shares of Webster Financial's common stock will be treated as if the fractional shares were distributed as part of the merger and then were redeemed by Webster Financial. These cash payments will be treated as distributions in full payment in exchange for the stock redeemed, subject to the conditions and limitations of Section 302 of the Code.

          (7) None of Webster Financial, Webster Bank, Village Bancorp nor Village Bank will recognize any gain or loss as a result of the merger.

     Unless an exemption applies, the exchange agent will be required to withhold, and will withhold, 31% of any cash payments to which a Village Bancorp shareholder or other payee is entitled pursuant to the merger, unless the shareholder or other payee provides his or her tax identification number (social security number or employer identification number) and certifies that the number is correct. Each shareholder and, if applicable, each other payee, is required to complete and sign the Form W-9 that will be included as part of the transmittal letter to avoid being subject to backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to Webster Financial and the exchange agent.

     The federal income tax consequences set forth above are based upon present law, are for general information only and do not purport to be a complete analysis or listing of all potential tax effects which may apply to a holder of Village Bancorp's common stock. The tax effects that are applicable to a particular holder of Village Bancorp's common stock may be different from the tax effects that are applicable to other holders of Village Bancorp's common stock, including the application and effect of state, local and other tax laws, and thus, holders of Village Bancorp's common stock are urged to consult their own tax advisors.

     As described above in the section titled "-- Options," holders of options to purchase Village Bancorp's common stock that are outstanding at the effective time of the merger will have their Village Bancorp options converted into options to purchase shares of Webster Financial's common stock. The assumption of the options by Webster Financial should not be a taxable event and former holders of Village Bancorp options who hold options to purchase Webster Financial's common stock after the merger should be subject to the same federal income tax treatment upon exercise of those options as would have applied if they had exercised their Village Bancorp options.

     Holders of Village Bancorp options are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including tax return reporting requirements, available elections, the applicability and effect of federal, state, local and other applicable tax laws, and the effect of any proposed changes in the tax laws.


ACCOUNTING TREATMENT

     The merger will be accounted for as a purchase transaction for accounting and financial reporting purposes.


RESALES OF WEBSTER FINANCIAL'S COMMON STOCK RECEIVED IN THE MERGER

     Webster Financial is registering the sale of the shares of its common stock to be issued in the merger under the Securities Act of 1933. The shares will be freely transferable under the Securities Act, except for shares received by Village Bancorp shareholders who are deemed to be affiliates of Village Bancorp before the merger or affiliates of Webster Financial. These affiliates may only resell their shares pursuant to an effective registration statement under the Securities Act covering the shares, in compliance with Securities Act Rule 145 or under another exemption from the Securities Act's registration requirements. This proxy statement/prospectus does not cover any resales of Webster
Financial's common stock by Webster Financial or Village Bancorp affiliates. Affiliates will generally include individuals or entities who control, are controlled by or are under common control with Village Bancorp or Webster
Financial, and may include officers or directors, as well as principal shareholders of Village Bancorp or Webster Financial.


DISSENTERS' APPRAISAL RIGHTS

     Under Section 33-856 of the Connecticut General Statutes, when shareholder approval is required for a merger under Section 33-817 of the Connecticut General Statutes, a shareholder who dissents from the merger is entitled to assert dissenters' rights under Sections 33-855 to 33-872 of the Connecticut General Statutes. In this section, we use the term, dissenters' rights to refer to the rights set forth in those sections of the Connecticut General Statutes. Because shareholder approval is required for the merger of Webster Financial and Village Bancorp under Section 33-817, you are entitled to dissent from the merger. In accordance with Sections 33-855 through 33-872, if the merger takes place, Village Bancorp shareholders who do not vote in favor of the merger will have the right to demand the purchase of their shares at their fair value, which means the value of the shares immediately before the merger takes place, excluding any increase or decrease in value in anticipation of the merger, if they fully comply with the provisions of Sections 33-855 to 33-872 of the Connecticut General Statutes.

     This section presents a brief summary of the procedures set forth in Sections 33-855 to 33-872 which must be followed by holders of shares of Village Bancorp's common stock who wish to dissent from the merger and demand the purchase of their shares at their fair value. This summary is qualified in its entirety by reference to Sections 33-855 to 33-872. A complete text of these sections is attached to this proxy statement/prospectus as Appendix B. Dissenting shareholders are advised to seek independent counsel concerning exercising their dissenters' rights. This proxy statement/prospectus constitutes notice to holders of shares of Village Bancorp's common stock concerning the availability of dissenters' rights under Sections 33-855 to 33-872 of the Connecticut General Statutes.

     Dissenting shareholders must satisfy all of the conditions of Sections 33-855 to 33-872. Before the vote on the adoption of the merger agreement occurs at the shareholder meeting, each dissenting shareholder must give written notice to the Secretary of Village Bancorp of the shareholder's intent to demand payment for his shares if the merger takes place. This notice must be in addition to and separate from any abstention or any vote, in person or by proxy, cast against approval of the merger.

     NEITHER VOTING AGAINST, ABSTAINING FROM VOTING, OR FAILING TO VOTE ON THE ADOPTION OF THE MERGER AGREEMENT WILL CONSTITUTE NOTICE OF INTENT TO DEMAND PAYMENT OR DEMAND FOR PAYMENT OF FAIR VALUE WITHIN THE MEANING OF SECTIONS 33-855 TO 33-872.

     A dissenting shareholder may NOT vote for approval of the merger agreement. If a Village Bancorp shareholder returns a signed proxy but does not specify in the proxy a vote AGAINST adoption of the merger agreement or an instruction to abstain, the proxy will be voted FOR adoption of the merger agreement, which will have the effect of waiving the rights of that Village Bancorp shareholder to have his shares purchased at fair value. Abstaining from voting or voting against the adoption of the merger agreement will NOT constitute a waiver of a shareholder's rights.

     After the vote is taken at the shareholder meeting, if the merger is approved, no later than 10 days after the merger takes place, a dissenters' notice will be sent to each dissenting shareholder who has given the written notice described above and did not vote in favor of the merger. The dissenters' notice will state the results of the vote on the merger agreement, where the payment demand must be sent, where and when certificates for certificated shares must be deposited. It will set a date, not fewer than thirty nor more than sixty days after delivery of the notice, by which the payment demand must be received from the dissenting shareholder. The notice will include a form for demanding payment that will require the dissenting shareholder to certify whether or not the shareholder acquired beneficial ownership of the shares before November 11, 1998. PLEASE NOTE THAT SHARES ACQUIRED AFTER NOVEMBER 11, 1998, REFERRED TO IN THIS SECTION AS AFTER ACQUIRED SHARES, MAY BE SUBJECT TO DIFFERENT TREATMENT IN ACCORDANCE WITH SECTION 33-867 OF THE CONNECTICUT GENERAL STATUTES THAN SHARES ACQUIRED BEFORE THAT DATE. The dissenters' notice also will include a copy of Sections 33-855 to 33-872 of the Connecticut General Statutes. A dissenting shareholder who receives a dissenters' notice must comply with the terms of the notice. A dissenting shareholder who does so by demanding payment, depositing his certificates in accordance with the terms of the notice and certifying that beneficial ownership was acquired before November 11, 1998 will retain all other rights of a shareholder until these rights are canceled or modified by the merger. A dissenting shareholder who receives a dissenters' notice and does not comply with the terms of the notice is not entitled to payment for his shares under Sections 33-855 to 33-872 of the Connecticut General Statutes.

     Dissenters' rights under Sections 33-855 through 33-872 may be asserted either by a beneficial shareholder or a record shareholder. A record shareholder may assert dissenters' rights as to fewer than every share registered in his name only if he dissents with respect to all shares beneficially owned by any one person. A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if he submits the record shareholder's written consent before or at the time he asserts dissenters' rights and he does so for all shares that he beneficially owns or over which he has the power to direct the vote.

     After the merger takes place, or upon receipt of a payment demand, Webster Financial will pay each dissenting shareholder who complied with the terms of the dissenters' notice the amount Webster Financial estimates to be the fair value of the shares, plus accrued interest. Within 30 days of payment, if a dissenting shareholder believes that the amount paid is less than the fair value of the shares or that the interest due is incorrectly calculated, the shareholder may notify Webster Financial in writing of his own estimate of the fair value of the shares and interest due. If this kind of claim is made by a dissenting shareholder, and it cannot be settled, Webster Financial will petition the court to determine the fair value of the shares and accrued interest within 60 days after receiving the payment demand.

     The costs and expenses of a court proceeding will be determined by the court and generally are to be assessed against Webster Financial, but these costs and expenses may be assessed as the court deems equitable against any or all dissenting shareholders who are parties to the proceeding if the court finds the action of the dissenting shareholders in failing to accept Webster Financial's offer was arbitrary, vexatious or not in good faith. These expenses may include the fees and expenses of counsel and experts employed by the respective parties.

     All written notices of intent to demand payment of fair value should be sent or delivered to Enrico J. Addessi, Secretary of Village Bancorp, Inc., 25 Prospect Street, P. O. Box 366, Ridgefield, Connecticut 06877. Village Bancorp suggests that shareholders use registered or certified mail, return receipt requested, for this purpose.

     HOLDERS OF SHARES OF VILLAGE BANCORP'S COMMON STOCK CONSIDERING DEMANDING THE PURCHASE OF THEIR SHARES AT FAIR VALUE SHOULD KEEP IN MIND THAT THE FAIR VALUE OF THEIR SHARES DETERMINED UNDER SECTIONS 33-855 TO 33-872 COULD BE MORE, THE SAME, OR LESS THAN THE MERGER CONSIDERATION THEY ARE ENTITLED TO RECEIVE PURSUANT TO THE MERGER AGREEMENT IF THEY DO NOT DEMAND THE PURCHASE OF THEIR SHARES AT FAIR VALUE. ALSO, SHAREHOLDERS SHOULD CONSIDER THE FEDERAL INCOME TAX CONSEQUENCES OF EXERCISING DISSENTERS' APPRAISAL RIGHTS.

     THIS SUMMARY IS NOT A COMPLETE STATEMENT OF THE PROVISIONS OF THE CONNECTICUT GENERAL STATUTES RELATING TO THE RIGHTS OF DISSENTING HOLDERS OF SHARES OF VILLAGE BANCORP'S COMMON STOCK AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SECTIONS 33-855 THROUGH 33-872 OF THE CONNECTICUT GENERAL STATUTES, WHICH ARE ATTACHED AS APPENDIX B TO THIS DOCUMENT. HOLDERS OF SHARES OF VILLAGE BANCORP'S COMMON STOCK INTENDING TO DEMAND THE PURCHASE OF THEIR SHARES AT FAIR VALUE ARE URGED TO REVIEW APPENDIX B CAREFULLY AND TO CONSULT WITH LEGAL COUNSEL SO AS TO BE IN STRICT COMPLIANCE WITH THE REQUIREMENTS FOR EXERCISING DISSENTERS' RIGHTS.


ARRANGEMENTS WITH AND PAYMENTS TO VILLAGE BANCORP DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

     The non-employee directors of Village Bancorp serving immediately prior to the effective time of the merger will be invited to serve on an advisory board to Webster Bank after the merger for a period of 24 months. These advisory directors each will be paid for their service for the 24 month period up to $16,000 based on an annual retainer of $4,000 per year, payable in quarterly installments, and quarterly meeting attendance fees of $1,000 for each meeting attended in person.

The Chairman of the board of Village Bancorp, Edward J. Hannafin, will be invited to serve as chairman of the advisory board and will be paid for his service up to an additional $4,000, based on a quarterly retainer of $500.

     Webster Financial has agreed to honor existing written deferred compensation, employment, change of control and severance contracts with directors and employees of Village Bancorp and Village Bank to the extent that these contracts do not provide for any payments that are not deductible or that constitute parachute payments under the Internal Revenue Code of 1986, as amended, referred to in this section as the Code.

     Village Bank has entered into agreements with five executives providing for payments following a termination of employment or specified other events, after a change in control occurs. The five executives who are covered by these agreements are Village Bank's President and Chief Executive Officer, Robert V. Macklin, its Executive Vice President and Chief Operating Officer, James R. Umbarger, Jr., its Vice President and Senior Trust Officer, Kenneth M. Griffin and Senior Vice Presidents George W. Hermann and Gerard P. Shpunt.

     Under amendments to the agreements with Messrs. Macklin and Umbarger dated July 11, 1997, Village Bank will be obligated to pay to each executive or his estate, in the event of his death, an aggregate amount equal to 2.99 times the average annual salary of the executive for the five most recent calendar years including the current year if the executive's employment terminates for any reason, including death, disability and voluntary or involuntary termination, within one year after a change in control. The term change of control is defined in the agreement. The payments will be made in installments over a two-year period, starting on the termination date. If the employment of Mr. Macklin or Mr. Umbarger terminates for any reason during the second year following a change in control, Village Bank will be required to pay the terminated executive or his estate an aggregate amount equal to 1.99 times his average annual salary, over a one-year period beginning on the termination date. In addition, while payments are being made to the executive under the agreement, Village Bank will be required to continue to pay for and provide to the executive insurance and medical plans available to Village Bank's employees. Similar provisions apply in the event that the annual salary of Mr. Macklin or Mr. Umbarger is reduced after a change in control. However, the agreements provide that the aggregate present value of all payments in the nature of compensation to either executive that are contingent on a change in control may not exceed 2.99 times the executive's base amount, as defined for purposes of section 280G of the Code that relates to parachute payments.

     Under the agreements with Messrs.  Griffin,  Hermann and Shpunt,  following
(i) an involuntary termination of employment without cause, as defined in the agreements, or (ii) a relocation outside a 60-mile radius from Village Bank's Ridgefield, Connecticut office of the executive's place of employment within one year after a change in control, as defined in the agreements, Village Bank will be obligated to pay the terminated or relocated executive an aggregate amount equal to the executive's average annual salary for the current and two most recent calendar years. Payments will be made in installments over a one-year period, and Village Bank will be obligated to pay for and provide the executive during that period insurance and medical plans available to its employees. Similar provisions will apply in the event that the salary of the executive is reduced after a change in control.

     The merger of Village Bank and Webster Bank will constitute a change in control for purposes of the agreements described above.

     In addition, each director, officer and other employee of Village Bancorp or Village Bank who has at least three years of service and whose employment or service is terminated in relation to the merger will receive severance payments. In the case of an officer or employee, the total amount payable will be equal to the product of (i) his or her full and partial years of service multiplied by
(ii)
three weeks salary and (iii) a percentage factor equal to 10% times his or her years of employment up to 10 years. Each director will receive payments equal in total to the product of (i) the average annual director fees he or she received for the past two years multiplied by (ii) his or her years of service and (iii) a percentage factor equal to 10% times his or her years of service up to 10 years. The severance amounts will be paid weekly to employees and monthly to directors, on the date the salary or director fee is normally paid. The aggregate present value of all payments in the nature of compensation including severance that are made to a director, officer or employee and that are contingent on a change of control may not exceed 2.99 times the base amount of the director, officer or employee. The term base amount is defined in section 280G of the Code. On this basis, if the merger takes place the severance amounts to be paid to the directors of Village Bancorp would be approximately as follows: Mr. Addessi, $40,182; Mr. Boa, $36,390; Mr. Carey, $57,571; Ms. Cook, $26,258; Mr. DiNapoli, $48,044; Mr. Hannafin, $97,066; Mr. Knapp, $20,536; Mr.
Lecher, $39,115; Mr. Resendes, $26,727; Mr. Reynolds, $33,325; and Mr. Scala, $53,494.

     For Messrs. Macklin, Umbarger, Griffin, Hermann and Shpunt, the total combined amounts payable under the agreements discussed above and the Village Bancorp severance policy would be approximately as follows: for Mr. Macklin, $540,279; for Mr. Umbarger, $401,771; for Mr. Griffin, $95,000; for Mr. Hermann, $85,418; and for Mr. Shpunt, $77,549.

     Webster Bank will offer a position of at-will employment to each non-officer or non-managerial branch office personnel of Village Bank in good standing at the effective time of the merger at his or her existing branch location or within 20 miles of the employee's place of employment as of the effective time. Village Bank employees who become employees of Webster Bank at the effective time will be given credit for service at Village Bank for eligibility and vesting purposes under the 401(k) and employee stock ownership plans of Webster Bank, but not the defined benefit pension plan. Webster Bank will use its reasonable best efforts in connection with reviewing applicants for employment positions to give Village Bank employees who are not offered positions at the effective time the same consideration that is given to Webster Financial or Webster Bank employees for these kinds of positions in accordance with existing policies and will provide outplacement assistance and severance as described above to employees of Village Bank who are not offered positions at the effective time.


INDEMNIFICATION

     In the merger agreement, Webster Financial agreed to indemnify, defend and hold harmless each person who is, has been, or before the effective time of the merger becomes, a director, officer or employee of Village Bancorp to the fullest extent permitted under applicable law and Webster Financial's restated certificate of incorporation and bylaws or the federal stock charter and by-laws of Webster Bank, with respect to any claims made against the person because he or she is or was a director, officer or employee of Village Bancorp or in connection with the merger agreement. Webster Financial also agreed to use commercially reasonable efforts to cover the officers and directors of Village Bancorp under a directors' and officers' liability insurance policy for a total premium cost of not more than $141,000 for a period of at least two years after the effective time.


OPTION AGREEMENT

     As a condition of and inducement to Webster Financial's entering into the merger agreement, Webster Financial and Village Bancorp entered into the option agreement immediately after the execution of the merger agreement. Pursuant to the option agreement, Village Bancorp granted Webster Financial an option, referred to in this section as the Village Bancorp option, which entitles Webster Financial to purchase, subject to the terms of the option agreement, up to 388,466 fully paid and nonassessable shares of Village Bancorp's common stock, or approximately 19.99% of the shares of Village Bancorp's common stock then outstanding, under the circumstances described below, at a price per share of $20.00, which price is subject to adjustment. The Village Bancorp option is intended to discourage the making of alternative acquisition-related proposals and, under specified circumstances, to significantly increase the cost to a potential third party of acquiring Village Bancorp compared to its cost had Village Bancorp not entered into the option agreement. Therefore, the Village Bancorp option is likely to discourage third parties from proposing a competing offer to acquire Village Bancorp even if the offer involves a higher price per share for Village Bancorp's common stock than the per share consideration to be paid pursuant to the merger agreement.

     The following brief summary of the option agreement is qualified in its entirety by reference to the option agreement. A copy of the option agreement, as well as the other documents described in this proxy statement/prospectus, will be provided to you without charge if you call or write to James M. Sitro, Vice President, Investor Relations of Webster Financial Corporation, Webster Plaza, Waterbury, Connecticut 06702, telephone (203) 578-2399.

     Subject to applicable law and regulatory restrictions, Webster Financial may exercise the Village Bancorp option, in whole or in part, following the occurrence of a purchase event as defined below, provided that the Village Bancorp option is not terminated first upon the occurrence of an exercise termination event, as defined below. Purchase event means, in substance, either
(a) the acquisition by any third party of beneficial ownership of 25% or more of the outstanding Village Bancorp common stock, (b) the entry by Village Bancorp, without the prior written consent of Webster Financial, into a letter of intent or definitive agreement to engage in an acquisition transaction, as defined below, with any third party, except that the percentage referred to in clause
(iii) of the definition of acquisition transaction shall be 25%, or (c) the recommendation by Village Bancorp's board of directors that its shareholders approve or accept any acquisition transaction, as defined below, with any third party, except that the percentage referred to in clause (iii) of the definition below of acquisition transaction shall be 25%.

     For purposes of the option agreement, the term acquisition transaction means (i) a merger, consolidation or other business combination involving Village Bancorp, (ii) a purchase, lease or other acquisition of all or substantially all of the assets and/or liabilities of Village Bancorp, or (iii) a purchase or other acquisition, including through merger, consolidation, share exchange or otherwise, of beneficial ownership of securities representing 10% or more of the voting power of Village Bancorp.

     The option agreement defines an exercise termination event to mean the earliest to occur of the following events: (i) the time immediately prior to the effective time of the merger; (ii) 12 months after the first occurrence of a purchase event; (iii) 12 months after the termination of the merger agreement following the occurrence of a preliminary purchase event as defined below, unless clause (vii) of this paragraph is applicable; (iv) upon the termination of the merger agreement, prior to the occurrence of a purchase event or preliminary purchase event, (A) by both parties, if the merger agreement is terminated by mutual written consent; (B) by either Webster Financial or Village Bancorp, if the merger agreement has been terminated as a result of regulatory denial or requested withdrawal of a regulatory application, or if the merger has not occurred by August 31, 1999; or (C) by Village Bancorp, if the merger agreement is terminated as a result of a material breach of any representation, warranty, covenant or other agreement by Webster Financial; (v) 12 months after the termination of the merger agreement, if the Village Bancorp shareholders have failed to approve the merger agreement; (vi) 12 months after the termination of the merger agreement by Webster Financial as a result of a material breach of any representation, warranty, covenant or other agreement by Village Bancorp, if the breach was not willful or intentional by Village Bancorp; or (vii) 24 months after the termination of the merger agreement by Webster Financial as a result of a willful or intentional material breach of any representation, warranty, covenant or agreement by Village Bancorp.

     The option agreement defines preliminary purchase event to include (i) Village Bancorp's entry, without the prior written consent of Webster Financial, into a letter of intent or definitive agreement to engage in an acquisition transaction with any third party, or the recommendation by Village Bancorp's board of directors that its shareholders approve or accept any acquisition transaction with any third party; (ii) an acquisition by any third party of beneficial ownership of 10% or more of the outstanding shares of Village Bancorp's common stock; (iii) the making of a bona fide proposal for an acquisition transaction by any third party to Village
Bancorp, or a public announcement or written communication that is publicly disclosed to Village Bancorp's shareholders as to any third party proposing to engage in an acquisition transaction and Village Bancorp's shareholders do not approve the merger; (iv) a willful or intentional breach by Village Bancorp of any representation, warranty, covenant or agreement that would entitle Webster Financial to terminate the merger agreement; (v) the failure to hold or the cancellation of the shareholder meeting for the purpose of voting on the merger agreement before the merger agreement is terminated; (vi) for any reason whatsoever, the failure of Village Bancorp's board of directors to recommend, or the withdrawal or modification in a manner adverse to Webster Financial of a recommendation that Village Bancorp's shareholders approve the merger agreement, or if Village Bancorp or its board of directors fails to oppose any proposal by any person other than Webster Financial or any subsidiary of Webster Financial; or (vii) a filing by any third party of an application or notice with any regulatory authority for approval to engage in an acquisition transaction.

     The Village Bancorp option may not be assigned by Webster Financial to any other person without the express written consent of Village Bancorp, except that Webster Financial may assign its rights under the option agreement to a wholly owned subsidiary or may assign its rights in whole or in part after the occurrence of a preliminary purchase event. Upon the occurrence of a purchase event prior to an exercise termination event, at the request of Webster Financial, Village Bancorp will be obligated (i) to prepare and keep current an offering circular which meets the standards of a shelf registration statement filed with the SEC with respect to the shares to be issued upon exercise of the Village Bancorp option under applicable federal and state securities laws, and
(ii) to  repurchase  the  Village  Bancorp  option,  and any  shares of  Village
Bancorp's common stock thus far purchased pursuant to the Village Bancorp option, at prices determined as set forth in the option agreement, except to the extent prohibited by applicable law, regulation or administrative policy.

     In the event that prior to an exercise termination event, Village Bancorp enters into a letter of intent or definitive agreement (i) to consolidate or merge with any third party, and Village Bancorp is not the continuing or surviving corporation in the consolidation or merger; (ii) to permit any third party to merge into Village Bancorp, and Village Bancorp is the continuing or surviving corporation, but, in connection with the merger, the then outstanding shares of Village Bancorp's common stock will be changed into or exchanged for stock or other securities of any third party or cash or any other property or the then outstanding shares of Village Bancorp's common stock will represent after the merger less than 50% of the outstanding shares and share equivalents of the merged company; or (iii) to sell or otherwise transfer all or substantially all of its assets to any third party, then, the agreement governing the transaction must make proper provision so that the Village Bancorp option will, upon the completion of that transaction, be converted into, or exchanged for, a substitute option, at the election of Webster Financial, of either (x) the acquiring corporation or (y) any person that controls the acquiring corporation. The substitute option will be exercisable for shares of the issuer's common stock in a number and at a exercise price as is set forth in the option agreement and will otherwise have the same terms as the Village Bancorp option, except that the number of shares subject to the substitute option may not exceed 19.99% of the issuer's outstanding shares of common stock.

     The option agreement provides that if (i) Webster Financial exercises the Village Bancorp option and sells option shares to an unrelated third party, (ii) Village Bancorp has paid expenses of Webster Financial and, if applicable, a break-up fee in connection with the termination of the merger agreement, and
(iii) the total amount before taxes of the net cash received by Webster Financial for sale of the option shares less Webster Financial's total purchase price for the option shares is more than $2.5 million, then Webster Financial will return to Village Bancorp the amount described in clause (iii) of this paragraph up to the amount of the expenses and any break-up fee previously paid by Village Bancorp to Webster Financial.


                                  SELECTED DATA

     The tables below present summary historical financial and other data for Webster Financial and Village Bancorp as of the dates and for the periods indicated. This summary data is based upon and should be read in conjunction with Webster Financial's and Village Bancorp's historical consolidated financial statements and related notes that are incorporated by reference into this document. For historical information, see "WHERE YOU CAN FIND MORE INFORMATION." The historical consolidated financial statements of Webster Financial and Village Bancorp for the periods ended September 30, 1998 and 1997 are unaudited. The selected consolidated financial data for these periods that is presented in the following tables is derived from unaudited financial information. All adjustments necessary for a fair presentation of financial position and results of operations of interim periods have been included. All financial data presented for Webster Financial prior to December 31, 1997 has been restated to reflect the financial results of Webster Financial and Eagle Financial Corp., which was acquired by Webster Financial in April 1998. All per share data of Webster Financial and Village Bancorp have been adjusted retroactively to give effect to stock dividends or stock splits.

SELECTED CONSOLIDATED FINANCIAL DATA - WEBSTER FINANCIAL
FINANCIAL CONDITION
  AND OTHER DATA - WEBSTER FINANCIAL
      (DOLLARS IN THOUSANDS)             AT SEPTEMBER 30,                            AT DECEMBER 31,
                                      ----------------------- -----------------------------------------------------------
                                         1998        1997        1997         1996        1995        1994        1993
                                      ----------- ----------- ----------- ----------- ----------- ----------- -----------
Total assets........................  $ 9,163,686 $ 8,817,767 $ 9,095,887 $ 7,368,941 $ 6,479,567  $6,114,613  $5,054,572
Loans receivable, net...............    4,931,885   4,906,859   4,954,813   4,737,883   3,977,725   4,007,710   3,281,388
Investment securities...............    3,688,241   3,340,301   3,589,273   2,105,173   2,000,185   1,558,401   1,289,107
Intangible assets (a)...............       81,037      80,829      78,493      81,936      26,720      31,093      17,944
Deposits............................    5,621,371   5,650,442   5,719,030   5,826,264   5,060,822   5,044,336   4,163,757
Federal Home Loan Bank advances
  and other borrowings..............    2,654,126   2,422,275   2,549,597     957,835     834,557     613,791     452,755
Shareholders' equity................      565,916     494,016     517,262     472,824     460,791     364,112     327,676
Number of banking offices...........          104         114         114         120         109         108          91


OPERATING DATA - WEBSTER FINANCIAL            FOR THE
      (DOLLARS IN THOUSANDS)                NINE MONTHS
                                        ENDED SEPTEMBER 30,                  FOR THE YEAR ENDED DECEMBER 31,
                                      ----------------------- -----------------------------------------------------------
                                         1998        1997        1997         1996        1995        1994        1993
                                      ----------- ----------- ----------- ----------- ----------- ----------- -----------
Net interest income.................  $   182,691 $   187,043 $   251,050 $   222,118 $   188,646 $   182,100 $   153,428
Provision for loan losses...........        5,300      22,138      24,813      13,054       9,864       7,149       9,886
Noninterest income..................       53,530      30,077      42,264      52,009      33,316      21,378      24,052
Noninterest expenses:

   Acquisition related expenses.....       17,400      29,792      29,792         500       4,271         700          --
   Other noninterest expenses.......      136,891     129,535     171,871     173,977     142,592     140,260     112,502
                                      ----------- ----------- ----------- ----------- ----------- ----------- -----------
     Total noninterest expenses.....      154,291     159,327     201,663     174,477     146,863     140,960     112,502
                                      ----------- ----------- ----------- ----------- ----------- ----------- -----------
Income before income taxes..........       76,630      35,655      66,838      86,596      65,235      55,369      55,092
Income taxes........................       27,426      13,814      25,725      32,602      23,868      17,958      23,672
                                      ----------- ----------- ----------- ----------- ----------- ----------- -----------
Net income before cumulative
   change ..........................       49,204      21,841      41,113      53,994      41,367      37,411      31,420
Cumulative change (b)...............           --          --          --          --          --          97       6,408
                                      ----------- ----------- ----------- ----------- ----------- ----------- -----------
Net income..........................       49,204      21,841      41,113      53,994      41,367      37,508      37,828
Preferred stock dividends...........           --          --          --       1,149       1,296       1,716       2,653
                                      ----------- ----------- ----------- ----------- ----------- ----------- -----------
Income available to common
   shareholders.....................  $    49,204 $    21,841 $    41,113 $    52,845 $    40,071 $    35,792 $    35,175
                                      =========== =========== =========== =========== =========== =========== ===========

See footnotes on the following page

SIGNIFICANT STATISTICAL DATA - WEBSTER FINANCIAL

                                           AT OR FOR THE
                                            NINE MONTHS
                                        ENDED SEPTEMBER 30,           AT OR FOR THE YEAR ENDED DECEMBER 31,
                                       ---------------------  -----------------------------------------------------
                                         1998       1997        1997       1996       1995       1994       1993
                                       ---------  ---------   ---------  ---------  ---------  ---------  ---------
FOR THE PERIOD:
Net income per common share:
   Basic..............................  $  1.30    $  0.58     $  1.10    $  1.44    $  1.18    $ 1.16     $  1.02(c)
   Diluted............................  $  1.27    $  0.56     $  1.07    $  1.36    $  1.12    $ 1.09     $  0.95(c)
Dividends declared per common
   share..............................  $  0.32    $  0.30     $  0.40    $  0.34    $  0.32    $  0.26    $  0.25
Return on average shareholders'
   equity ............................    12.44%      6.07%       8.44%     11.32%     10.05%     10.52%     11.66%(c)
Interest rate spread..................     2.58%      3.05%       3.00%      3.12%      2.98%      3.23%      3.11%
Net interest margin...................     2.76%      3.27%       3.19%      3.24%      3.14%      3.36%      3.25%
Noninterest expenses to average
   assets.............................     2.20%      2.65%       2.45%      2.42%      2.34%      2.45%      2.28%
Noninterest expenses (excluding
   foreclosed property, acquisition
   related, capital securities and
   preferred dividends of subsidiary
   corporation expenses) to average
   assets.............................     1.74%      1.97%       2.40%      2.35%      2.22%      2.24%      2.01%

AT END OF PERIOD:
Diluted weighted average shares (000's)  38,650     37,698      38,473     39,560     36,797     34,533     32,161
Book value per common share ..........  $ 14.91    $ 13.26     $ 13.78    $ 12.73    $ 12.24    $ 10.96    $ 10.58
Tangible book value per common
   share..............................  $ 12.78    $ 11.09     $ 11.69    $ 10.48    $ 11.50    $  9.98    $  9.95
Shareholders' equity to total assets..     6.18%      5.61%       5.69%      6.42%      7.11%      5.95%      6.48%

----------
(a) The increase in the core deposit intangible in 1996 is a result of specific assets and liabilities purchased in the acquisition of Shawmut Bank Connecticut National Association, now Fleet National Bank of Connecticut.

(b) Reflects cumulative change in method of accounting for income taxes adopted by Webster Financial in 1993 in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109.

(c) Does not give effect to $6.4 million of additional income in 1993 resulting from the cumulative change of Webster Financial's adoption of Financial Accounting Standards Board Statement of Financial Accounting Standards No.
     109. Giving effect to the cumulative change, (i) basic net income per common share for 1993 was $2.42 and diluted net income per common share for 1993 was $2.30; and (ii) return on average shareholders' equity for 1993 was 12.92%.

SELECTED CONSOLIDATED FINANCIAL DATA - VILLAGE BANCORP
FINANCIAL CONDITION
  AND OTHER DATA - VILLAGE BANCORP
      (DOLLARS IN THOUSANDS)             AT SEPTEMBER 30,                            AT DECEMBER 31,
                                      ----------------------- -----------------------------------------------------------
                                         1998        1997        1997         1996        1995        1994        1993
                                      ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                                                                                                   (a)
Total assets........................  $   230,173 $   216,870 $   222,549 $   179,550 $   174,277 $   157,241 $    152,890
Loans, net..........................      148,894     138,465     146,350     125,480     118,280     104,774       92,231
Investment securities...............       45,022      48,370      53,809      32,904      34,562      35,817       41,574
Deposits............................      210,844     198,689     230,808     162,625     158,539     143,421      138,946
Shareholders' equity................       17,210      15,771      15,873      15,297      14,148      13,054       13,006
Number of banking offices...........            6           6           6           4           4           4            3


OPERATING DATA - VILLAGE BANCORP              FOR THE
      (DOLLARS IN THOUSANDS)                NINE MONTHS
                                        ENDED SEPTEMBER 30,                  FOR THE YEAR ENDED DECEMBER 31,
                                      ----------------------- -----------------------------------------------------------
                                         1998        1997        1997         1996        1995        1994        1993
                                      ----------- ----------- ----------- ----------- ----------- ----------- -----------
Net interest income.................  $     7,273 $     6,116 $     8,366 $     7,840 $     7,694 $     7,002 $     6,744
Provision (credit) for loan losses..         (123)         45          60         120         210         311          45

Noninterest income..................          581         419         568         490         567         600         870
Noninterest expenses................        5,707       5,054       7,111       5,919       5,751       5,865       5,923
                                      ------------  --------- ----------- ----------- ----------- ----------- -----------
Income before income taxes..........        2,270       1,436       1,763       2,291       2,300       1,426       1,646
Provision for income taxes..........          686         481         585         471         984         719         652
                                      ----------- ----------- ----------- ----------- ----------- ----------- -----------
Net income..........................  $     1,584 $       955 $     1,178 $     1,820 $     1,316 $       707 $       994
                                      =========== =========== =========== =========== =========== =========== ===========

See notes on the following page

SIGNIFICANT STATISTICAL DATA - VILLAGE BANCORP

                                           AT OR FOR THE
                                            NINE MONTHS
                                        ENDED SEPTEMBER 30,           AT OR FOR THE YEAR ENDED DECEMBER 31,
                                       ---------------------  -----------------------------------------------------
                                         1998       1997        1997       1996       1995       1994       1993
                                       ---------  ---------   ---------  ---------  ---------  ---------  ---------
                                                                                                            (a)
FOR THE PERIOD:
Net income - basic earnings (b).......  $  0.82    $  0.50     $  0.62    $  0.96    $  0.70    $  0.37    $  0.53
Net income - diluted earnings (b).....  $  0.81    $  0.49     $  0.61    $  0.95    $  0.69    $  0.37    $  0.53
Cash dividends declared per common
   share..............................  $  0.27    $  0.27     $  0.36    $  0.34    $  0.24    $  0.32    $  0.26
Return on average shareholders'
   equity (annualized)................    12.92%      8.20%       7.52%     12.45%      9.72%      5.40%      7.75%
Interest rate spread..................     4.38%      4.13%       4.09%      4.37%      4.57%      4.68%      4.74%
Net yield on interest earning assets..     4.71%      4.54%       4.50%      4.84%      5.06%      5.00%      5.06%
Noninterest expenses to average
   assets.............................     3.39%      3.47%       3.54%      3.43%      3.55%      3.92%      4.13%


AT END OF PERIOD:
Diluted weighted average shares (000's)   1,968      1,932       1,942      1,919      1,901      1,900      1,890
Book value per common share...........  $  8.88    $  8.28     $  8.32    $  8.03    $  7.44    $  6.89    $ 6.90
Tangible book value per common
   share (c)..........................  $  8.88    $  8.28     $  8.32    $  8.03    $  7.44    $  6.89    $ 6.90
Stockholders' equity to total assets..     7.48%      7.27%       7.13%      8.52%      8.12%      8.30%     8.51%

----------

NOTES:

(a) Village Bancorp acquired Liberty National Bank in 1994 in a transaction accounted for as a pooling of interests. Prior historical financial data includes both entities. Village Bancorp had net operating loss carryforwards for federal income tax purposes of approximately $1.3 million at September 30, 1998 which resulted from the acquisition of Liberty National Bank. Due to limitations on the use of the net operating loss carryforwards, a valuation allowance has been established to reduce the net operating loss carryforwards to an amount that, more likely than not, will be realized.

(b) Village Bancorp measures compensation cost for stock-based compensation plans in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," which is permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." If the fair value based method of accounting prescribed by this statement for measuring compensation cost had been used, Village Bancorp's net income and earnings per share would have been reduced to the amounts disclosed in Village Bancorp's 1997 consolidated financial statements that are incorporated by reference into this document.

(c) The tangible book value per common share of Village Bancorp is total stockholders' equity divided by total common shares outstanding at the end of the respective period.

                           MARKET PRICES AND DIVIDENDS


WEBSTER FINANCIAL'S COMMON STOCK

     The table below sets forth the range of high and low sale prices of Webster Financial's common stock as reported on the Nasdaq Stock Market's National Market Tier, as well as cash dividends paid during the periods indicated, restated to reflect the two-for-one split of Webster Financial's common stock in April 1998:

                                                      Market Price
                                                      ------------                       Cash
                                                    High            Low             Dividends Paid
                                                    ----            ---             --------------
Quarter Ended:
     March 31, 1997                                $20.69         $17.56                 $0.10
     June 30, 1997                                  22.88          17.31                  0.10
     September 30, 1997                             29.88          21.69                  0.10
     December 31, 1997                              33.88          28.50                  0.10

     March 31, 1998                                 35.00          28.56                  0.10
     June 30, 1998                                  36.25          31.44                  0.11
     September 30, 1998                             34.63          20.63                  0.11
     December 31, 1998                              28.13          18.88                  0.11

     On November 10, 1998, the last trading day prior to the public announcement of the merger, the closing price of Webster Financial's common stock on the Nasdaq Stock Market's National Market Tier was $26.50. On __________ ___, 1999, the most recent practicable date prior to the printing of this proxy statement/prospectus, the closing price of Webster Financial's common stock on the Nasdaq Stock Market's National Market Tier was $ * .


VILLAGE BANCORP'S COMMON STOCK

     The table below sets forth the range of high and low sale prices of Village Bancorp's common stock as reported on the Nasdaq Stock Market's SmallCap Market, as well as cash dividends paid during the periods indicated, restated to reflect a two-for-one stock dividend in November 1997:

                                                      Market Price
                                                      ------------                        Cash
                                                    High            Low              Dividends Paid
                                                    ----            ---              --------------
Quarter Ended:
     March 31, 1997                                $11.50        $ 10.50                 $ 0.09
     June 30, 1997                                  11.75          10.50                   0.09
     September 30, 1997                             12.75          11.13                   0.09
     December 31, 1997                              22.00          13.00                   0.09

     March 31, 1998                                 22.25          18.50                   0.09
     June 30, 1998                                  22.88          19.75                   0.09
     September 30, 1998                             20.00          18.75                   0.09
     December 31, 1998                              24.00          19.50                   0.09

     On November 10, 1998, the last trading day prior to the public announcement of the merger, the closing price of Village Bancorp's common stock on the Nasdaq Stock Market's SmallCap Market was $21.00. On __________ ___, 1999, the most recent practicable date prior to the printing of this proxy statement/prospectus, the closing price of Village Bancorp's common stock on the Nasdaq Stock Market's SmallCap Market was $ * .

----------
*    To be calculated subsequently

              DESCRIPTION OF WEBSTER FINANCIAL'S CAPITAL STOCK AND
                        COMPARISON OF SHAREHOLDER RIGHTS

     Set forth below is a description of Webster Financial's capital stock, as well as a summary of the material differences between the rights of holders of Village Bancorp common stock and their prospective rights as holders of Webster Financial's common stock. If the merger agreement is approved and the merger takes place, the holders of Village Bancorp's common stock will become holders of Webster Financial's common stock. As a result, Webster Financial's restated certificate of incorporation, as amended, and bylaws, as amended, and the applicable provisions of the General Corporation Law of the State of Delaware, referred to in this section as the Delaware corporation law, will govern the rights of current shareholders of Village Bancorp's common stock. The rights of those shareholders are currently governed by the articles of incorporation, as amended, and the bylaws of Village Bancorp and the applicable provisions of the Connecticut Business Corporation Act, referred to in this section as the Connecticut corporation law.

     The following comparison is based on the current terms of the governing documents of Webster Financial and Village Bancorp and on the provisions of the Delaware corporation law and the Connecticut corporation law. The discussion is intended to highlight important similarities and differences between the rights of holders of Webster Financial's common stock and Village Bancorp's common stock.


WEBSTER FINANCIAL'S COMMON STOCK

     Webster Financial is authorized to issue 50,000,000 shares of common stock, par value $.01 per share. As of _________ __, 1999 _____ shares of Webster Financial's common stock were issued and outstanding and Webster Financial had outstanding stock options granted to directors, officers and other employees for ______ shares of Webster Financial's common stock. Each share of Webster Financial's common stock has the same relative rights and is identical in all respects to each other share of Webster Financial's common stock. Webster Financial's common stock is non-withdrawable capital, is not of an insurable type and is not insured by the Federal Deposit Insurance Corporation or any other governmental entity.

     Holders of Webster Financial's common stock are entitled to one vote per share on each matter properly submitted to shareholders for their vote, including the election of directors. Holders of Webster Financial's common stock do not have the right to cumulate their votes for the election of directors, and they have no preemptive or conversion rights with respect to any shares that may be issued. Webster Financial's common stock is not subject to additional calls or assessments by Webster Financial, and all shares of Webster Financial's common stock currently outstanding are fully paid and nonassessable. For a discussion of the voting rights of Webster Financial's common stock, classification of Webster Financial's board of directors and provisions of Webster Financial's restated certificate of incorporation and bylaws that may prevent a change in control of Webster Financial or that would operate only with respect to an extraordinary corporate transaction involving Webster Financial or its subsidiaries, see "-- Certificate of Incorporation and Bylaw Provisions."

     Holders of Webster Financial's common stock and any class or series of stock entitled to participate with it are entitled to receive dividends declared by the board of directors of Webster Financial out of any assets legally available for distribution. No dividends or other distributions may be declared or paid, however, unless all accumulated dividends and any sinking fund, retirement fund or other retirement payments have been paid, declared or set aside on any class of stock having preference as to payments of dividends over Webster Financial's common stock. In addition, as



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



described below, the indenture for Webster Financial's senior notes places restrictions on Webster Financial's ability to pay dividends on its common stock. See "-- Senior Notes."

     In the unlikely event of any liquidation, dissolution or winding up of Webster Financial, the holders of Webster Financial's common stock and any class or series of stock entitled to participate with it would be entitled to receive all remaining assets of Webster Financial available for distribution, in cash or in kind, after payment or provision for payment of all debts and liabilities of Webster Financial and after the liquidation preferences of all outstanding shares of any class of stock having preference over Webster Financial's common stock have been fully paid or set aside.


WEBSTER FINANCIAL'S PREFERRED STOCK

     Webster Financial's restated certificate of incorporation authorizes its board of directors, without further shareholder approval, to issue up to 3,000,000 shares of serial preferred stock for any proper corporate purpose. In approving any issuance of serial preferred stock, the board of directors has broad authority to determine the rights and preferences of the serial preferred stock, which may be issued in one or more series. These rights and preferences may include voting, dividend, conversion and liquidation rights that may be senior to Webster Financial's common stock.

     Webster Financial's Series C Participating Preferred Stock was authorized in connection with a rights agreement, which was adopted in February 1996 and amended in October 1998. Webster Financial adopted the rights agreement to protect shareholders in the event of an inadequate takeover offer or to deter coercive or unfair takeover tactics. Each right entitles a holder to purchase 1/1,000th of a share of Series C Stock upon the occurrence of specified events. As of the date of this proxy statement/prospectus, no shares of Webster Financial's Series C Stock have been issued.


SENIOR NOTES

      The 8 3/4% Senior Notes due 2000 were issued by Webster Financial in an aggregate principal amount of $40,000,000 pursuant to an indenture, dated as of June 15, 1993, between Webster Financial and Chemical Bank, as trustee. Chemical Bank is now known as The Chase Manhattan Bank. Particular provisions of the indenture are summarized below because of their impact on Webster Financial's common stock. The senior notes bear interest at 8 3/4% payable semi-annually on each June 30 and December 30 until maturity on June 30, 2000. The senior notes are unsecured general obligations only of Webster Financial and not of its subsidiaries. The senior notes may not be redeemed by Webster Financial prior to maturity. This limitation on redemption is not expected to have an anti-takeover effect since the senior notes would be assumed by any acquirer of Webster
Financial. The indenture contains covenants that limit Webster Financial's ability at the holding company level to incur additional funded indebtedness, to make restricted distributions, to engage in specified dispositions affecting Webster Bank or its voting stock, to create specified liens upon Webster Financial's assets at the holding company level, including a negative pledge clause, and to engage in mergers, consolidations, or a sale of substantially all of Webster Financial's assets unless particular conditions are satisfied. The indenture also requires that Webster Financial maintain a specified level of liquid assets at the holding company level.

     RESTRICTIONS ON ADDITIONAL INDEBTEDNESS. The indenture limits the amount of funded indebtedness which Webster Financial may incur or guarantee at the holding company level. Funded indebtedness includes any obligation of Webster Financial with a maturity in excess of one year for borrowed money, for the deferred purchase price of property or services, for capital lease payments, or related to the guarantee of these kinds of obligations. Webster Financial may not incur or guarantee any funded indebtedness if, immediately after giving effect thereto, the amount of funded indebtedness of Webster Financial at the holding company level, including the senior notes, would be greater than 90% of Webster Financial's consolidated net worth. As of September 30, 1998,



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



Webster Financial's consolidated net worth was $565.9 million and it had $41.4 million of funded indebtedness.

     RESTRICTED DISTRIBUTIONS. Under the indenture, Webster Financial may not, directly or indirectly, make any restricted distribution, except in capital stock of Webster Financial, if, at the time or after giving effect to the distribution: (a) an event of default shall have occurred and be continuing under the indenture; (b) Webster Bank would fail to meet any of the applicable minimum capital requirements under Office of Thrift Supervision regulations; (c) Webster Financial would fail to maintain sufficient liquid assets to comply with the terms of the covenant described under "Liquidity Maintenance" below; or (d) the aggregate amount of all restricted distributions subsequent to September 30, 1993 would exceed the sum of (i) $5 million, plus (ii) 75% of Webster Financial's aggregate consolidated net income, or if the aggregate consolidated net income shall be a deficit, minus 100% of the deficit, accrued on a cumulative basis in the period commencing on June 30, 1993 and ending on the last day of the fiscal quarter immediately preceding the date of the restricted distribution, and plus (iii) 100% of the net proceeds received by Webster Financial from any capital stock issued by Webster Financial other than to a subsidiary subsequent to September 30, 1993. As of September 30, 1998, Webster Financial had the ability to pay $257.3 million in restricted distributions.

     Restricted distribution means: (a) any dividend, distribution or other payment on the capital stock of Webster Financial or any subsidiary other than a wholly owned subsidiary, except for dividends, distributions or payments payable in capital stock; (b) any payment to purchase, redeem, acquire or retire any capital stock of Webster Financial or the capital stock of any subsidiary other than a wholly owned subsidiary; and (c) any payment by Webster Financial of principal whether a prepayment, redemption or at maturity of, or to acquire, any indebtedness for borrowed money issued or guaranteed by Webster Financial, other than the senior notes or pursuant to a guarantee by Webster Financial of any borrowing by any employee stock ownership plan established by Webster Financial or a wholly owned subsidiary, except that any payment of, or to acquire, any indebtedness for borrowed money of this kind that is not subordinated to the senior notes will not constitute a restricted distribution if the indebtedness was issued or guaranteed by Webster Financial at a time when the senior notes were rated in the same or higher rating category as the rating assigned to the senior notes by Standard & Poor's at the time the senior notes were issued.

     LIQUIDITY MAINTENANCE. The indenture requires that Webster Financial maintain at all times, on an unconsolidated basis, liquid assets in an amount equal to or greater than 150% of the aggregate interest expense on the senior notes and all other indebtedness for borrowed money of Webster Financial for 12 full calendar months immediately following each determination date under the indenture, provided that Webster Financial will not be required to maintain liquid assets in that amount once the senior notes have been rated BBB- or higher by Standard & Poor's for six calendar months and remain rated in that category.


CAPITAL SECURITIES

     In January 1996, Webster Financial raised $100 million through the sale of capital securities that will be used for general corporate purposes. Webster Financial formed a business trust for the purpose of issuing capital securities and investing the net proceeds in capital debentures.

     Prior to its acquisition by Webster Financial, Eagle Financial Corp. raised $50 million through the sale of capital securities to be used for general corporate purposes. Eagle formed a business trust for the purpose of issuing capital securities and investing the net proceeds in the Eagle capital debentures. In connection with the acquisition of Eagle by Webster Financial in April 1998, Webster Financial assumed all of Eagle's rights and obligations with respect to the Eagle capital securities and capital debentures.

CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

     The following discussion is a general summary of provisions of Webster Financial's restated certificate of incorporation and bylaws, and a comparison of those provisions to similar types of provisions in the articles of incorporation and bylaws of Village Bancorp. The discussion is necessarily general and, with respect to provisions contained in Webster Financial's restated certificate of incorporation and bylaws, reference should be made to the document in question. Some of the provisions included in Webster Financial's restated certificate of incorporation and bylaws may serve to entrench current management and to prevent a change in control of Webster Financial even if desired by a majority of shareholders. These provisions are designed to encourage potential acquirers to negotiate directly with the board of directors of Webster Financial and to discourage other takeover attempts.

     DIRECTORS. Some of the provisions of Webster Financial's restated certificate of incorporation and bylaws will impede changes in majority control of Webster Financial's board of directors. The restated certificate of incorporation provides that the board of directors will be divided into three classes, with directors in each class elected for three-year staggered terms. The restated certificate of incorporation further provides that the size of the board of directors shall be within a 7 to 15 director range. The bylaws currently provide that there shall be 14 directors. The bylaws also provide that
(i) to be eligible for nomination as a director, a nominee must be a resident of the State of Connecticut at the time of his nomination or, if not then a resident, have been previously a resident for at least three years; (ii) each director is required to own not less than 100 shares of Webster Financial's common stock; and (iii) more than three consecutive absences from regular meetings of the board of directors, unless excused by a board resolution, shall automatically constitute a resignation. Webster Financial's bylaws also contain a provision prohibiting particular contracts and transactions between Webster Financial and its directors and officers and some other entities unless specific procedural requirements are satisfied.

     The bylaws of Village Bancorp provide that the number of directors shall not be less than 13 nor more than 25 and that the board of directors will be divided into three classes with staggered terms. Village Bancorp's bylaws also provide that not less than three-quarters of the directors shall be residents of the State of Connecticut, all directors shall be shareholders and no person shall be eligible for election to the board after reaching the age of 70.

     Webster Financial's restated certificate of incorporation and bylaws provide that a vacancy occurring in the board of directors, including a vacancy created by any increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office. Webster Financial's restated certificate of incorporation provides that a director may be removed only for cause and then only by the affirmative vote of at least two-thirds of the total votes eligible to be voted at a duly constituted meeting of shareholders called for that purpose and that 30 days' written notice must be provided to any director or directors whose removal is to be considered at a shareholders' meeting.

     Village Bancorp's bylaws provide that any vacancy on the board of directors, including any newly created directorships, may be filled by the board by an affirmative vote of a majority of the directors remaining in office. A director elected to fill a vacancy shall be elected for the unexpired term of the office or until shareholders fill the vacancy at an annual or special meeting. Village Bancorp's bylaws provide that unless provided in a contract of the corporation, any director may resign or be removed at any time. Removal of a director, with or without cause, can be effected by the affirmative vote of the holders of a majority of the stock entitled to vote, or a three-quarter's vote of the board of directors.

     Webster Financial's bylaws impose restrictions on the nomination by shareholders of candidates for election to the board of directors and the proposal by shareholders of business to be acted upon at an annual meeting of shareholders. The articles of incorporation and bylaws of Village Bancorp do not contain similar provisions.

     CALL OF SPECIAL MEETINGS. Webster Financial's restated certificate of incorporation provides that a special meeting of shareholders may be called at any time but only by the Chairman, the President or by the board of directors. Shareholders are not authorized to call a special meeting. The bylaws of Village Bancorp provide that a special meeting of shareholders may be called at any time by the Chairman, the Vice Chairman, the President or the board of directors, and shall be called by the Chairman upon written request of the holders of not less than one-tenth of the outstanding capital stock.

     SHAREHOLDER  ACTION  WITHOUT  A  MEETING.   Webster  Financial's   restated
certificate  of  incorporation   and  Village   Bancorp's  bylaws  provide  that
shareholders may act by unanimous written consent.

     LIMITATION ON LIABILITY OF DIRECTORS AND INDEMNIFICATION. Webster Financial's restated certificate of incorporation provides that no director shall be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director other than liability (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any payment of a dividend or approval of a stock repurchase that is illegal under Section 174 of the Delaware corporation law, or (iv) for any transaction from which a director derived an improper personal benefit.

     The articles of incorporation of Village Bancorp provide that no member of the board of directors shall be personally liable to the corporation, or its members, or to its shareholders, for monetary damages for breach of duty as a director in an amount that is greater than the compensation received by the director for serving the corporation during the year of violation if the breach did not, (1) involve a knowing and culpable violation of law by the director,
(2) enable the director or an associate, as defined in Section 33-374(d) of the Connecticut General Statutes, to receive an improper economic gain, (3) show a lack of good faith and a conscious disregard for the duty of the director to the corporation under circumstances in which the director was aware that his conduct or omission created an unjustifiable risk of serious injury to the corporation,
(4) constitute a sustained and unexcused pattern or inattention that amounted to an abdication of the director's duty to the corporation, or (5) create liability under Section 36-9 of the Connecticut General Statutes.

     Webster Financial's bylaws provide for indemnification of directors, officers, trustees, employees and agents of Webster Financial, and for those serving in those roles with other business organizations or entities, in the event that the person was or is made a party to or is threatened to be made a party to any civil, criminal, administrative, arbitration or investigative action, suit, or proceeding, other than an action by or in the right of Webster Financial, by reason of the fact that the person is or was serving in that kind of capacity for or on behalf of Webster Financial. The bylaws provide that Webster Financial will indemnify any person of this kind against expenses including attorneys' fees, judgments, fines, penalties and amounts paid in settlement if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Webster Financial, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similarly, the bylaws provide that Webster Financial will indemnify these persons for expenses reasonably incurred and settlements reasonably paid in actions, suits, or proceedings brought by or in the right of Webster Financial, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Webster Financial; provided, however, that no indemnification shall be made against expenses in respect of any claim, issue, or matter as to which the person is adjudged to be liable to Webster Financial or against amounts paid in settlement unless and only to the extent that there is a determination made by the appropriate party set forth in the bylaws that the person to be indemnified is, in view of all the circumstances of the case, fairly and reasonably entitled to indemnity for these expenses or amounts paid in settlement. In addition, Webster Financial's bylaws permit the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, trustee, employee, or agent of Webster Financial or is acting in this kind of capacity for another business organization or entity at Webster Financial's request, against any liability asserted against the person and incurred in that capacity, or arising out of that status, whether or not Webster Financial would have the power or obligation to indemnify him against that kind of liability under the indemnification provisions of Webster Financial's bylaws.

     Village Bancorp's bylaws authorize the board of directors to indemnify and reimburse each director, officer and employee of the corporation for necessary expenses in connection with any action, suit or proceeding in which a person is made a party because of that person's status as a director, officer or employee except where the person is finally adjudged to be liable for negligence or misconduct in the performance of their duties.

     CUMULATIVE VOTING. Webster Financial's restated certificate of incorporation denies cumulative voting rights in the election of directors. Village Bancorp's articles of incorporation and bylaws do not contain a provision regarding cumulative voting rights.

     PREEMPTIVE RIGHTS. Webster Financial's restated certificate of incorporation and Village Bancorp's articles of incorporation provide that shareholders do not have any preemptive rights regarding the entity's securities.

     NOTICE OF SHAREHOLDER MEETINGS. Webster Financial's bylaws require that notice be given not less than 20 nor more than 50 days prior to each annual or special meeting of shareholders. Village Bancorp's bylaws require that notice of an annual or special shareholder meeting be given not less than 7 nor more than 50 days prior to a meeting.

     QUORUM. Webster Financial's bylaws provide that the holders of one-third of the capital stock issued and outstanding and entitled to vote at a meeting constitutes a quorum. The bylaws of Village Bancorp provide that the holders of a majority of the stock entitled to vote at a meeting constitutes a quorum, except as otherwise specifically provided by law or Village Bancorp's articles of incorporation or bylaws.

     GENERAL VOTE. Webster Financial's bylaws provide that any matter brought before a meeting of shareholders shall be decided by the affirmative vote of a majority of the votes cast on the matter except as otherwise required by law or Webster Financial's restated certificate of incorporation or bylaws. Village Bancorp's bylaws provide that at all shareholders meetings, all questions shall be determined by a majority vote of the shareholders present unless the manner of deciding the question is specifically regulated by statute.

     RECORD DATE. Webster Financial's bylaws provide that the record date for determination of shareholders entitled to notice of or to vote at a meeting and for other specified purposes shall not be less than 20 nor more than 50 days before the date of the meeting or other action. Village Bancorp's bylaws provide that the record date shall be not less than 10 nor more than 70 days prior to the date of the meeting.

     AUTHORIZED AND OUTSTANDING COMMON STOCK. See "-- Webster Financial's Common Stock" as to authorized and currently outstanding shares of Webster Financial's common stock. The articles of incorporation of Village Bancorp authorize 10,000,000 shares of Village Bancorp's common stock, par value $3.33 per share, of which ___________ shares were outstanding as of _________ __, 1999. In addition, as of _________ __, 1999, there were outstanding options to purchase Village Bancorp's common stock granted to officers and other employees of Village Bancorp for __________ shares of Village Bancorp's common stock, plus the option for 388,466 shares of Village Bancorp's common stock granted to Webster Financial in connection with the merger.

     AUTHORIZED SERIAL PREFERRED STOCK. See "-- Webster Financial Preferred Stock" as to the authorized shares of serial preferred stock of Webster Financial. Village Bancorp is not authorized to issue any preferred stock.

     DIVIDEND AND LIQUIDATION RIGHTS. For a description of the provisions of Webster Financial's restated certification of incorporation with respect to dividends and liquidation rights, see "-- Webster Financial's Common Stock." Village Bancorp's bylaws provide that the board of directors may declare dividends, which may be paid in cash, property or shares of the capital stock of the corporation, subject to any limitations in the articles of incorporation or law.

     APPROVALS FOR ACQUISITIONS OF CONTROL AND OFFERS TO ACQUIRE CONTROL. Webster Financial's certificate of incorporation prohibits any person, whether an individual, company or group acting in concert, from acquiring beneficial ownership of 10% or more of Webster Financial's voting stock, unless the acquisition has received the prior approval of at least two-thirds of the outstanding shares of voting stock at a duly called meeting of shareholders held for that purpose and of all required federal regulatory authorities. Furthermore, no person may make an offer to acquire 10% or more of Webster Financial's voting stock without obtaining prior approval of the offer by at least two-thirds of Webster Financial's board of directors or, alternatively, before the offer is made, obtaining approval of the acquisition from the Office of Thrift Supervision. These provisions do not apply to the purchase of shares by underwriters in connection with a public offering or employee stock ownership plan or other employee benefit plan of Webster Financial or any of its subsidiaries, and the provisions remain effective only so long as an insured institution is a majority-owned subsidiary of Webster Financial. Shares acquired in excess of these limitations are not entitled to vote or take other shareholder action or be counted in determining the total number of outstanding shares in connection with any matter involving shareholder action. These excess shares are also subject to transfer to a trustee, selected by Webster Financial, for the sale on the open market or otherwise, with the expenses of the trustee to be paid out of the proceeds of the sale. The articles of incorporation and bylaws of Village Bancorp do not contain a similar provision.

     PROCEDURES FOR BUSINESS COMBINATIONS. Webster Financial's restated certificate of incorporation requires that business combinations between Webster Financial or any majority-owned subsidiary of Webster Financial and a 10% or more shareholder or its affiliates or associates, referred to collectively in this section as the interested shareholder, either (i) be approved by at least 80% of the total number of outstanding shares of voting stock of Webster Financial, or (ii) be approved by at least two-thirds of Webster Financial's continuing directors, which means those directors unaffiliated with the interested shareholder and serving prior to the interested shareholder becoming an interested shareholder, or meet specified price and procedure requirements that provide for consideration per share generally equal to or greater than that paid by the interested shareholder when it acquired its block of stock. The types of business combinations with an interested shareholder covered by this provision include: any merger, consolidation and share exchange; any sale, lease, exchange, mortgage, pledge or other transfer of assets other than in the usual and regular course of business; an issuance or transfer of equity securities having an aggregate market value in excess of 5% of the aggregate market value of Webster Financial's outstanding shares; the adoption of any plan or proposal of liquidation proposed by or on behalf of an interested shareholder; and any reclassification of securities, recapitalization of Webster Financial or any merger or consolidation of Webster Financial with any of its subsidiaries or any other transaction which has the effect of increasing the proportionate ownership interest of the interested shareholder. Webster
Financial's restated certificate of incorporation excludes employee stock purchase plans and other employee benefit plans of Webster Financial and any of its subsidiaries from the definition of interested shareholder. The articles of incorporation and bylaws of Village Bancorp do not contain a similar business combination provision.

     ANTI-GREENMAIL. Webster Financial's restated certificate of incorporation requires approval by a majority of the outstanding shares of voting stock before Webster Financial may directly or indirectly purchase or otherwise acquire any voting stock beneficially owned by a holder of 5% percent or more of Webster Financial's voting stock, if the holder has owned the shares for less than two years. Any shares beneficially held by the person are required to be excluded in calculating majority shareholder approval. This provision would not apply to a pro rata offer made by Webster Financial to all of its shareholders in compliance with the Securities Exchange Act of 1934 and the rules and regulations under that statute or a purchase of voting stock by Webster Financial if the board of directors has determined that the purchase price per share does not exceed the fair market value of that voting stock. The articles of incorporation and bylaws of Village Bancorp do not contain a similar provision.

     CRITERIA FOR EVALUATING OFFERS. Webster Financial's restated certificate of incorporation provides that the board of directors, when evaluating any acquisition offers, shall give due consideration to all relevant factors, including, without limitation, the economic effects of acceptance of the offer on depositors, borrowers and employees of its insured institution subsidiaries and on the communities in which its subsidiaries operate or are located, as well as on the ability of its subsidiaries to fulfill the objectives of insured institutions under applicable federal statutes and regulations. The articles of incorporation and bylaws of Village Bancorp do not contain a similar provision.

     AMENDMENT TO CERTIFICATE OF INCORPORATION AND BYLAWS. Amendments to Webster Financial's restated certificate of incorporation must be approved by at least two-thirds of Webster Financial's board of directors at a duly constituted meeting called for that purpose and also by shareholders by the affirmative vote of at least a majority of the shares entitled to vote thereon at a duly called annual or special meeting; provided, however, that approval by the affirmative vote of at least two-thirds of the shares entitled to vote thereon is required to amend the provisions regarding amendment of the certificate of incorporation, directors, bylaws, approval for acquisitions of control and offers to acquire control, criteria for evaluating offers, the calling of special meetings of shareholders, greenmail, and shareholder actions. In addition, the provisions regarding business combinations may be amended only by the affirmative vote of at least 80% of the shares entitled to vote thereon. Webster Financial's bylaws may be amended by the affirmative vote of at least two-thirds of the board of directors or by shareholders by at least two-thirds of the total votes eligible to be voted, at a duly constituted meeting called for that purpose.

     The articles of incorporation of Village Bancorp provide that the articles of incorporation may be amended in the manner prescribed by statute. Village Bancorp's bylaws provide that the bylaws may be amended by the affirmative vote of the holders of a majority of the stock entitled to vote at a shareholder meeting and by the affirmative vote of the directors holding a majority of the directorship at a meeting of the board of directors, and that notice of the proposed amendment must be included in the notice of the meeting. The bylaws of Village Bancorp also provide that no bylaw amendment shall become effective until filed with the Office of the Secretary of State of Connecticut and where necessary, approved by the appropriate state or federal regulatory agency, if required by law.


APPLICABLE LAW

     The following discussion is a general summary of particular Delaware and Connecticut statutory provisions and federal statutory and regulatory provisions that may be deemed to have an anti-takeover effect.

     DELAWARE TAKEOVER STATUTE. Section 203 of the Delaware corporation law applies to Delaware corporations with a class of voting stock listed on a national securities exchange, authorized for quotation on the Nasdaq Stock Market, or held of record by 2,000 or more persons, and restricts transactions which may be entered into by the corporation and some of its shareholders. Section 203 provides, in essence, that a shareholder acquiring more than 15% of the outstanding voting stock of a corporation subject to the statute and that person's affiliates and associates, referred to in this section as an interested stockholder, but less than 85% of its shares may not engage in specified business combinations with the corporation for a period of three years subsequent to the date on which the shareholder became an interested stockholder unless (i) prior to that date the corporation's board of directors approved either the business combination or the transaction in which the shareholder became an interested stockholder or (ii) at or subsequent to that time the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Section 203 defines the term business combination to include a wide variety of transactions with or caused by an interested stockholder in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other shareholders, including mergers, consolidations, specified types of asset sales, specified issuances of additional shares to the interested stockholder, transactions with the corporation which increase the proportionate interest of the interested stockholder or transactions in which the interested stockholder receives specified other benefits.

     CONNECTICUT REGULATORY RESTRICTIONS ON ACQUISITIONS OF STOCK. Connecticut banking statutes prohibit any person from directly or indirectly offering to acquire or acquiring voting stock of a Connecticut-chartered commercial bank, like Village Bank, a federal savings bank having its principal office in Connecticut, like Webster Bank, or a holding company of that kind of entity, like Webster Financial or Village Bancorp, that would result in the person becoming, directly or indirectly, the beneficial owner of more than 10% of any class of voting stock of that entity unless the person had previously filed an acquisition statement with the Connecticut Commissioner of Banking and the offer or acquisition has not been disapproved by the Connecticut Commissioner.

     FEDERAL LAW. Federal law provides that, subject to some exemptions, no person acting directly or indirectly or through or in concert with one or more other persons may acquire control of an insured institution or holding company thereof, without giving at least 60 days prior written notice providing specified information to the appropriate federal banking agency. In the case of Webster Financial and Webster Bank, the appropriate federal banking agency is the Office of Thrift Supervision and in the case of Village Bancorp and Village Bank, the appropriate federal banking agency is the Board of Governors of the Federal Reserve System or the Federal Deposit Insurance Corporation. Control is defined for this purpose as the power, directly or indirectly, to direct the management or policies of an insured institution or to vote 25% or more of any class of voting securities of an insured institution. Control is presumed to exist where the acquiring party has voting control of at least 10% of any class of the institution's voting securities and other conditions are present. The Office of Thrift Supervision, the Federal Deposit Insurance Corporation or the Board of Governors of the Federal Reserve System may prohibit the acquisition of control if the agency finds, among other things, that (i) the acquisition would result in a monopoly or substantially lessen competition; (ii) the financial condition of the acquiring person might jeopardize the financial stability of the institution; or (iii) the competence, experience or integrity of any acquiring person or any of the proposed management personnel indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by that person.


                       WHERE YOU CAN FIND MORE INFORMATION

     Webster Financial and Village Bancorp file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that Webster Financial or Village Bancorp files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the

SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information about issuers that file electronically with the SEC. The address of the SEC's Internet site is
http://www.sec.gov.   Webster   Financial  can  be  found  on  the  Internet  at
http://www.websterbank.com. Village Bancorp can be found on the Internet at http://www.villagebank.com. Webster Financial's common stock is traded on the Nasdaq Stock Market's National Market Tier under the trading symbol WBST. Village Bancorp's common stock is traded on the Nasdaq Stock Market's SmallCap Market under the trading symbol VBNK.

     Webster Financial has filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933 relating to Webster Financial's common stock to be issued to Village Bancorp's shareholders in the merger. As permitted by the rules and regulations of the SEC, this proxy statement/prospectus does not contain all the information set forth in the registration statement. You can obtain that additional information from the SEC's principal office in Washington, D.C. or the SEC's Internet site as described above. Statements contained in this proxy statement/prospectus or in any document incorporated by reference into this proxy statement/prospectus about the contents of any contract or other document are not necessarily complete and, in each instance where the contract or document is filed as an exhibit to the registration statement, reference is made to the copy of that contract or document filed as an exhibit to the registration statement, with each statement of that kind in this proxy statement/prospectus being qualified in all respects by reference to the document.


                     INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows Webster Financial and Village Bancorp to incorporate by reference information into this proxy statement/prospectus, which means that Webster Financial and Village Bancorp can disclose important information to you by referring you to another document filed separately with the SEC. The information that Webster Financial and Village Bancorp incorporate by reference is considered a part of this proxy statement/prospectus, except for any information superseded by information presented in this proxy statement/prospectus. This proxy statement/prospectus incorporates important business and financial information about Webster Financial, Village Bancorp and their subsidiaries that is not included in or delivered with this document. All documents subsequently filed by Webster Financial and Village Bancorp pursuant to Sections 13(a), 13(c) 14 or 15(d) of the Securities Exchange Act of 1934 prior to _____________, ___, 1999 are deemed to be incorporated by reference into this proxy statement/prospectus.


WEBSTER FINANCIAL DOCUMENTS

     This proxy statement/prospectus incorporates by reference the documents listed below that Webster Financial has filed with the SEC:

FILINGS                                 PERIOD OF REPORT OR DATE FILED
-------                                 ------------------------------

o  Annual  Report on Form  10-K  which  Year ended December 31, 1997 was updated by the  Current  Report
   on Form 8-K filed on July 23, 1998
o  Quarterly Report on Form 10-Q        For the quarter ended March 31, 1998
o  Quarterly Report on Form 10-Q        For the quarter ended June 30, 1998
o  Quarterly Report on Form 10-Q        For the quarter ended September 30, 1998
o  Current Report on Form 8-K/A         Filed January 26, 1998
o  Current Report on Form 8-K/A         Filed January 26, 1998
o  Current Report on Form 8-K/A         Filed February 6, 1998
o  Current Report on Form 8-K           Filed March 4, 1998

o  Current Report on Form 8-K           Filed March 19, 1998
o  Current Report on Form 8-K           Filed April 30, 1998
o  Current  Report  on Form 8-K  which  Filed July 23, 1998
   restated   portions   of  the  1997
   annual report to shareholders
o  Current Report on Form 8-K           Filed October 30, 1998
o  Current Report on Form 8-K           Filed November 23, 1998

     THESE  DOCUMENTS ARE AVAILABLE  WITHOUT  CHARGE TO YOU IF YOU CALL OR WRITE
TO: JAMES M. SITRO, VICE PRESIDENT, INVESTOR RELATIONS OF WEBSTER FINANCIAL CORPORATION, WEBSTER PLAZA, WATERBURY, CONNECTICUT 06702, TELEPHONE (203) 578-2399. IN ORDER TO OBTAIN TIMELY DELIVERY OF DOCUMENTS, YOU SHOULD REQUEST INFORMATION AS SOON AS POSSIBLE, BUT NO LATER THAN ____________ ___, 1999.


VILLAGE BANCORP DOCUMENTS

     This proxy statement/prospectus incorporates by reference the documents listed below that Village Bancorp has filed with the SEC:

FILINGS                                 PERIOD OF REPORT OR DATE FILED
-------                                 ------------------------------

o  Annual Report on Form 10-K           Year ended December 31, 1997
o Quarterly Report on Form 10-Q as For the quarter ended March 31, 1998 amended by Form 10-Q/A
o  Quarterly Report on Form 10-Q        For the quarter ended June 30, 1998
o  Quarterly Report on Form 10-Q        For the quarter ended September 30, 1998
o  Current Report on Form 8-K           Filed November 18, 1998


     THESE  DOCUMENTS ARE AVAILABLE  WITHOUT  CHARGE TO YOU IF YOU CALL OR WRITE
TO: JAMES R. UMBARGER, EXECUTIVE VICE PRESIDENT OF VILLAGE BANCORP, INC., 25 PROSPECT STREET, P .O. BOX 366, RIDGEFIELD, CONNECTICUT 06877, TELEPHONE (203) 438-9551. IN ORDER TO OBTAIN TIMELY DELIVERY OF DOCUMENTS, YOU SHOULD REQUEST INFORMATION AS SOON AS POSSIBLE, BUT NO LATER THAN ____________ ___, 1999.


                       ADJOURNMENT OF SHAREHOLDER MEETING

     The holders of Village Bancorp's common stock will be asked to approve, if necessary, the adjournment of the shareholder meeting to solicit further votes in favor of the merger agreement. If you vote against the merger agreement, your proxy may not be used by management to vote in favor of an adjournment pursuant to its discretionary authority.


                              SHAREHOLDER PROPOSALS

     Any proposal which a Webster Financial shareholder wishes to have included in the proxy materials for Webster Financial's 1999 annual meeting pursuant to SEC Rule 14a-8 must have been received by Webster Financial at its principal executive offices at Webster Plaza, Waterbury, Connecticut 06702 by November 19, 1998. Any other proposal for consideration by shareholders at Webster Financial's 1999 annual meeting must be received by Webster Financial by March 23, 1999.

     If the merger agreement is approved and the merger takes place, Village Bancorp will not have an annual meeting of shareholders in 1999. If the merger does not take place, Village Bancorp anticipates that its 1999 annual meeting will be held in April 1999. Any proposal intended to be presented by a Village Bancorp shareholder for inclusion in Village Bancorp's proxy statement for its 1999 annual meeting must have been received by Village Bancorp at its principal executive offices at 25 Prospect Street, Ridgefield, Connecticut 06877 by December 8, 1998.


                                  OTHER MATTERS

     We do not expect that any matters other than those described in this proxy statement/prospectus will be brought before the shareholder meeting. If any other matters are presented, however, it is the intention of the persons named in the Village Bancorp proxy to vote proxies in accordance with the determination of a majority of Village Bancorp's board of directors, including, without limitation, a motion to adjourn or postpone the shareholder meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the merger agreement or otherwise.


                                     EXPERTS

     The consolidated financial statements of Webster Financial, as restated to include Eagle Financial Corp., at December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference into this proxy statement/prospectus and in the registration statement in reliance on the report of KPMG LLP, independent certified public accountants, which is incorporated by reference into this proxy statement/prospectus and in the registration statement and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Village Bancorp, incorporated into this proxy statement/prospectus by reference from Village Bancorp's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference and have been so incorporated in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.


                                  LEGAL MATTERS

     The validity of Webster Financial's common stock to be issued in the merger has been passed upon by Hogan & Hartson L.L.P., Washington, D.C. Additionally, Hogan & Hartson L.L.P. will be passing upon tax matters in connection with the merger.

                                                                      APPENDIX A

*    To be updated prior to the mailing of the Proxy Statement/Prospectus



                                November 11, 1998




Village Bancorp, Inc.
25 Prospect Street
Ridgefield, CT 06877

Attention: Board of Directors

Dear Members of the Board of Directors:

     Village Bancorp, Inc. (the "Company") and Webster Financial Corporation ("Webster"), propose to enter into an agreement and plan of merger (the "Merger Agreement") pursuant to which the Company will be merged with and into Webster (the "Merger"). Under the terms of the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of common stock, par value $3.33 per share, of the Company (the "Shares") (other than Shares held by the Company, Webster or any of their respective subsidiaries, all of which Shares shall be canceled and retired, and Dissenting Shares (as defined in the Merger Agreement)) will be converted into the right to receive, at the election of the holder thereof and subject to certain proration provisions, either: (i) $23.50 in cash (the "Cash Consideration") subject to a Maximum Cash Number (as defined in the Merger Agreement), or (ii) a number of shares of Webster common stock, par value $.01 per share ("Webster Common Stock") determined by dividing $23.50 by the Base Trading Price (as defined in the Merger Agreement). For purposes of our opinion, the term "Consideration" means the aggregate amount of the Cash Consideration and the Webster Common Stock to be received by the holders of the Shares in the Merger as set forth in clauses (i) and (ii) in the immediately preceding sentence. The terms and conditions of the Merger, including the terms limiting the aggregate amount of the Cash Consideration and the cash to be paid in respect of fractional shares and Dissenting Shares, are more fully set forth in the Merger Agreement.

     You have asked us whether, in our opinion, the proposed Consideration to be received by the holders of the Shares in the Merger is fair to such holders from a financial point of view.

     In arriving at the opinion set forth below, we have reviewed such documents and taken such actions as we have deemed appropriate, including, but not limited to:

     1. Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended December 31, 1997 and the Company's Forms 10-Q and the related unaudited financial information for the quarterly periods ended March 31, 1998, June 30, 1998, and September 30, 1998;

     2. Reviewed Webster's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended December 31, 1997 and Webster's Forms 10-Q and the related unaudited financial information for the quarterly periods ended March 31, 1998, June 30, 1998, and September 30, 1998;

Village Bancorp, Inc.
Page 2 of 3


     3. Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company furnished to us by the Company;

     4. Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of Webster furnished to us by Webster;

     5. Conducted discussions with members of senior management of the Company and Webster concerning their respective businesses and prospects;

     6. Reviewed the historical market prices and trading activity for the Shares and compared it with that of certain publicly traded companies which we deemed to be similar to the Company;

     7. Reviewed the historical market prices and trading activity for Webster Common Stock;

     8. Compared the results of operations of the Company with those of certain companies that we deemed to be reasonably similar to the Company;

     9. Compared the proposed financial terms of the Merger with the financial terms of certain other mergers and acquisitions that we deemed to be relevant;

     10.  Reviewed a draft of the Merger Agreement dated November 11, 1998; and

     11. Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company and Webster, and we have not independently verified such information or undertaken an independent appraisal or evaluation of the assets or liabilities of the Company or Webster. With respect to the financial forecasts furnished to us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. We have also assumed that the Merger will be free of federal tax to the Company, Webster and holders of Shares (other than in respect of the Cash Consideration and any cash paid in lieu of fractional shares). Our opinion is based upon general economic, market, monetary and other conditions as they exist and can be evaluated, and the information made available to us, as of the date hereof. We express no opinion as to what the value of Webster Common Stock actually will be when issued to the holders of the Shares upon consummation of the Merger.

     This opinion is addressed to the Board of Directors of the Company and does not constitute a recommendation to any shareholders as to how such shareholders should vote on the proposed Merger. We also express no opinion and make no recommendation as to whether the holders of the Shares should elect to receive Cash Consideration or Webster Common Stock.

Village Bancorp, Inc.
Page 3 of 3


     We have acted as financial advisor to the Company in connection with this opinion and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger.

     On the basis of, and subject to the foregoing, we are of the opinion that the proposed Consideration to be received by the holders of the Shares in the Merger is fair to such holders from a financial point of view.

                                                      Very truly yours,


                                                      MORGAN LEWIS GITHENS & AHN

                                                                      APPENDIX B

          SECTIONS 33-855 TO 33-872 OF THE CONNECTICUT GENERAL STATUTES

SS.  33-855. DEFINITIONS

As used in sections 33-855 to 33-872, inclusive:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under section 33-856 and who exercises that right when and in the manner required by sections 33-860 to 33-868, inclusive.

     (3) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7)   "Shareholder"   means  the  record   shareholder  or  the  beneficial
shareholder.

SS.  33-856. RIGHT TO DISSENT

     (a) A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party (A) if shareholder approval is required for the merger by section 33-817 or the certificate of incorporation and the shareholder is entitled to vote on the merger or (B) if the corporation is a subsidiary that is merged with its parent under section 33-818;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the certificate of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it: (A) Alters or abolishes a preferential right of the shares; (B) creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (C) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (D) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or (E) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under section 33-668; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the certificate of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) Where the right to be paid the value of shares is made available to a shareholder by this section, such remedy shall be his exclusive remedy as holder of such shares against the corporate transactions described in this section, whether or not he proceeds as provided in sections 33-855 to 33-872, inclusive.

SS.  33-857. DISSENT BY NOMINEES AND BENEFICIAL OWNERS

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if: (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and (2) he does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

SS.SS. 33-858, 33-859. RESERVED FOR FUTURE USE

SS.  33-860. NOTICE OF DISSENTERS' RIGHTS

     (a) If proposed corporate action creating dissenters' rights under section 33-856 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under sections 33-855 to 33-872, inclusive, and be accompanied by a copy of said sections.

     (b) If corporate action creating dissenters' rights under section 33-856 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in section 33-862.

SS.  33-861. NOTICE OF INTENT TO DEMAND PAYMENT

     (a) If proposed corporate action creating dissenters' rights under section 33-856 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (1) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) shall not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) of this section is not entitled to payment for his shares under sections 33-855 to 33-872, inclusive.

SS.  33-862. DISSENTERS' NOTICE

     (a) If proposed corporate action creating dissenters' rights under section 33-856 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of section 33-861.

     (b) The dissenters' notice shall be sent no later than ten days after the corporate action was taken and shall:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before that date;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the subsection (a) of this section notice is delivered; and

          (5) Be accompanied by a copy of sections 33-855 to 33-872, inclusive.

SS.  33-863. DUTY TO DEMAND PAYMENT

     (a) A shareholder sent a dissenters' notice described in section 33-862 must demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to subdivision (3) of subsection (b) of said section and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) of this section retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under sections 33-855 to 33-872, inclusive.

SS.  33-864. SHARE RESTRICTIONS

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 33-866.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

SS.  33-865. PAYMENT

     (a) Except as provided in section 33-867, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with section 33-863 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment shall be accompanied by: (1) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year and the latest available interim financial statements, if any; (2) a statement of the corporation's estimate of the fair value of the shares; (3) an explanation of how the interest was calculated; (4) a statement of the dissenter's right to demand payment under section 33-868; and
(5) a copy of sections 33-855 to 33-872, inclusive.

SS.  33-866. FAILURE TO TAKE ACTION

     (a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under section 33-862 and repeat the payment demand procedure.

SS.  33-867. AFTER-ACQUIRED SHARES

     (a) A corporation may elect to withhold payment required by section 33-865 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

         (b) To the extent the corporation elects to withhold payment under subsection (a) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated and a statement of the dissenter's right to demand payment under section 33-868.

SS.  33-868. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate, less any payment under section 33-865, or reject the corporation's offer under section 33-867 and demand payment of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under section 33-865 or offered under section 33-867 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under section 33-865 within sixty days after the date set for demanding payment; or

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection (a) of this section within thirty days after the corporation made or offered payment for his shares.

SS.SS. 33-869, 33-870. RESERVED FOR FUTURE USE

SS.  33-871. COURT ACTION

     (a) If a demand for payment under section 33-868 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding in the superior court for the judicial district where a corporation's principal office or, if none in this state, its registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the superior court for the judicial district where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each  dissenter  made a party to the proceeding is entitled to judgment
(1) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation, or (2) for the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under section 33-867.

SS.  33-872. COURT COSTS AND COUNSEL FEES

     (a) The court in an appraisal proceeding commenced under section 33-871 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment under section 33-868.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable: (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 33-860 to 33-868, inclusive; or (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by sections 33-855 to 33-872, inclusive.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Reference is made to the provisions of Article 6 of Webster Financial's Restated Certificate of Incorporation, as amended, and the provisions of Article IX of the Webster Financial's Bylaws, as amended.

     Webster Financial is a Delaware corporation subject to the applicable indemnification provisions of the General Corporation Law of the State of Delaware (the "Delaware Corporation Law"). Section 145 of the Delaware Corporation Law provides for the indemnification, under certain circumstances, of persons who are or were directors, officers, employees or agents of Webster Financial, or are or were serving at the request of Webster Financial in such a capacity with another business organization or entity, against expenses, judgments, fines and amounts paid in settlement in actions, suits or proceedings, whether civil, criminal, administrative, or investigative, brought or threatened against or involving such persons because of such person's service in any such capacity. In the case of actions brought by or in the right of Webster Financial, Section 145 provides for indemnification only of expenses, and only upon a determination by the Court of Chancery or the court in which such action or suit was brought that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses.

     Webster Financial's Bylaws provide for indemnification of directors, officers, trustees, employees and agents of Webster Financial, and for those serving in such roles with other business organizations or entities, in the event that such person was or is made a party to (or is threatened to be made a party to) any civil, criminal, administrative, arbitration or investigative action, suit, or proceeding (other than an action by or in the right of Webster Financial) by reason of the fact that such person is or was serving in such a capacity for or on behalf of Webster Financial. Webster Financial will indemnify any such person against expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Webster Financial, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
Similarly, Webster Financial shall indemnify such persons for expenses reasonably incurred and settlements reasonably paid in actions, suits, or proceedings brought by or in the right of Webster Financial, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Webster Financial; provided, however, that no indemnification shall be made against expenses in respect of any claim, issue, or matter as to which such person is adjudged to be liable to Webster Financial or against amounts paid in settlement unless and only to the extent that there is a determination made by the appropriate party set forth in the Bylaws that the person to be indemnified is, in view of all the circumstances of the case, fairly and reasonably entitled to indemnity for such expenses or amounts paid in settlement. In addition, Webster Financial may purchase and maintain insurance on behalf of any person who is or was a director, officer, trustee, employee, or agent of Webster Financial or is acting in such capacity for another business organization or entity at Webster Financial's request, against any liability asserted against such person and incurred in such capacity, or arising out of such person's status as such, whether or not Webster Financial would have the power or obligation to indemnify him against such liability under the provisions of Article IX of Webster Financial's Bylaws.

     Article 6 of Webster Financial's Restated Certificate of Incorporation provides that no director will be personally liable to Webster Financial or its shareholders for monetary damages for breach of fiduciary duty as a director other than liability for any breach of such director's duty of loyalty to Webster Financial or its shareholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for any payment of a dividend or approval of a stock repurchase that is illegal under Section 174 of the Delaware Corporation Law, or for any transaction from which the director derived an improper personal benefit.

     The foregoing indemnity and insurance provisions have the effect of reducing directors' and officers' exposure to personal liability for actions taken in connection with their respective positions.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Webster Financial pursuant to the foregoing provisions, or otherwise, Webster Financial has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Webster Financial of expenses incurred or paid by a director, officer or controlling person of Webster Financial in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Webster Financial will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A)  EXHIBITS.

   Exhibit
     No.                               Exhibit
   -------                             -------

     2.1  Agreement  and Plan of Merger,  dated as of November 11, 1998,  by and
          between  Webster  Financial   Corporation  ("Webster  Financial")  and
          Village Bancorp, Inc. ("Village Bancorp").

     2.2 Option Agreement, dated as of November 11, 1998, between Village Bancorp and Webster Financial.

     2.3 Village Bancorp, Inc. Stockholder Agreement, dated as of November 11, 1998, by and among Webster Financial and the stockholders of Village Bancorp identified therein.

     5 Opinion of Hogan & Hartson L.L.P. as to the validity of the securities registered hereunder, including the consent of that firm.

     8 Form of opinion of Hogan & Hartson L.L.P as to certain tax matters, including consent of that firm.

     23.1 Consent of Hogan & Hartson  L.L.P.  (included as part of Exhibit 5 and
          Exhibit 8).

     23.2 Consent of KPMG LLP.

     23.3 Consent of Deloitte & Touche LLP.

     23.4 Consent of Morgan Lewis Githens & Ahn, Inc.

     24   Power of attorney.

     99.1 Form of Village Bancorp proxy card.

     99.2 Form of cash election form.*

----------
*    To be filed by amendment.

(B)  Not required.

(C)  See Appendix A to the Proxy Statement/Prospectus.

ITEM 22. UNDERTAKINGS.

     (a)  Webster Financial hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect  in the  prospectus  any facts or events  arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) (ss. 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of the Registration Fee" table in the effective registration statement;

               (iii)To include  any  material  information  with  respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)  To  remove  from   registration  by  means  of  a  post-effective
               amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Webster Financial hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Webster Financial's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Webster Financial hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), Webster Financial undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (d) Webster Financial undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415 (ss. 230.415 of this chapter), will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) The undertaking concerning indemnification is included as part of the response to Item 20.

     (f) Webster Financial hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (g) Webster Financial hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waterbury, State of Connecticut, on February 8, 1999.

                                            WEBSTER FINANCIAL CORPORATION

                                            By: /s/ James C. Smith
                                               ---------------------------------
                                            James C. Smith
                                            Chairman and Chief Executive Officer

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed by the following persons in the capacities indicated on February 8, 1999.

         Name:                                                Title:

/s/ James C. Smith
------------------------------
James C. Smith                        Chairman  and  Chief   Executive   Officer
                                        (Principal Executive Officer)

/s/ John V. Brennan
------------------------------
John V. Brennan                       Executive Vice President,  Chief Financial
                                        Officer   and    Treasurer    (Principal
                                        Financial    Officer    and    Principal
                                        Accounting Officer)

/s/ Richard H. Alden*                 Director
------------------------------
Richard H. Alden

/s/ Achille A. Apicella*              Director
------------------------------
Achille A. Apicella

/s/ Joel S. Becker*                   Director
------------------------------
Joel S. Becker

/s/ O. Joseph Bizzozero, Jr.*         Director
------------------------------
O. Joseph Bizzozero, Jr.

/s/ George T. Carpenter*              Director
------------------------------
George T. Carpenter

/s/ John J. Crawford*                 Director
------------------------------
John J. Crawford

/s/ Harry P. DiAdamo, Jr.*            Director
------------------------------
Harry P. DiAdamo, Jr.

/s/ Robert A. Finkenzeller*           Director
------------------------------
Robert A. Finkenzeller

/s/ Walter R. Griffin*                Director
------------------------------
Walter R. Griffin

/s/ J. Gregory Hickey*                Director
------------------------------
J. Gregory Hickey

/s/ C. Michael Jacobi*                Director
------------------------------
C. Michael Jacobi

/s/ John F. McCarthy*                 Director
------------------------------
John F. McCarthy

/s/ Sister Marguerite Waite*          Director
------------------------------
Sister Marguerite Waite

By: /s/ John V. Brennan
   ------------------------------
       *By Power of Attorney
         John V. Brennan

                                  EXHIBIT INDEX

   Exhibit
     No.                                Exhibit
   -------                              -------

     2.1  Agreement  and Plan of Merger,  dated as of November 11, 1998,  by and
          between  Webster  Financial   Corporation  ("Webster  Financial")  and
          Village Bancorp, Inc. ("Village Bancorp").

     2.2 Option Agreement, dated as of November 11, 1998, between Village Bancorp and Webster Financial.

     2.3 Village Bancorp, Inc. Stockholder Agreement, dated as of November 11, 1998, by and among Webster Financial and the stockholders of Village Bancorp identified therein.

     5 Opinion of Hogan & Hartson L.L.P. as to the validity of the securities registered hereunder, including the consent of that firm.

     8 Form of opinion of Hogan & Hartson L.L.P as to certain tax matters, including consent of that firm.

     23.1 Consent of Hogan & Hartson  L.L.P.  (included as part of Exhibit 5 and
          Exhibit 8).

     23.2 Consent of KPMG LLP

     23.3 Consent of Deloitte & Touche LLP

     23.4 Consent of Morgan Lewis Githens & Ahn, Inc.

     24   Power of attorney.

     99.1 Form of Village Bancorp proxy card.

     99.2 Form of cash election form.*


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*    To be filed by amendment.